UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2007

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2007

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Page
Financial Review	1
Unaudited Consolidated Financial Statements as of and for the Six Months Ended September 30, 2005 and 2006	F-1

Introduction

We are a holding company for The Bank of Tokyo-Mitsubishi UFJ, Ltd., or BTMU, Mitsubishi UFJ Trust and Banking Corporation, or MUTB, Mitsubishi UFJ Securities Co., Ltd., or MUS, and other subsidiaries. Through our subsidiaries and affiliated companies, we engage in a broad range of financial operations, including commercial banking, investment banking, trust banking and asset management services, securities businesses, and provide related services to individual and corporate customers.

Key Financial Figures

The following are some key financial figures prepared in accordance with US GAAP relating to our business.

Due to our merger with UFJ Holdings, Inc., or UFJ Holdings, on October 1, 2005, the results for the six months ended September 30, 2006 reflect the post-merger results of Mitsubishi UFJ Financial Group, Inc., or MUFG, while the results for the six months ended September 30, 2005 reflect the pre-merger results of Mitsubishi Tokyo Financial Group, Inc., or MTFG. The merger with UFJ Holdings was the primary factor in the changes in many of the items reported in our consolidated statements of income for the six months ended September 30, 2006, compared to the six months ended September 30, 2005.

	Six months ended September 30,
	2005	2006
	(in billions)
Net interest income	¥485.9	1,186.1
Provision (credit) for credit losses	(83.6)	189.5
Non-interest income	566.8	909.9
Non-interest expense	676.2	1,349.5
Net income	302.5	279.9
Total assets (at end of period)	114,674.4	183,826.8

Our revenues consist of net interest income and non-interest income.

Net interest income is a function of:

•	the average amount of interest-earning assets,

•	the general level of interest rates,

•	the so-called “spread,” or the difference between the rate of interest earned on interest-earning assets and the rate of interest paid on interest-bearing liabilities, and

•	the proportion of interest-earning assets financed by non-interest-bearing liabilities and equity.

Non-interest income primarily consists of:

•	fees and commissions, including

•	trust fees,

•	fees on funds transfer and service charges for collections,

•	fees and commissions on international business,

•	fees and commissions on credit card business,

•	service charges on deposits,

•	fees and commissions on securities business,

•	fees on real estate business,

•	insurance commissions,

•	fees and commissions on stock transfer agency services,

•	guarantee fees,

•	fees on investment funds business, and

•	other fees and commissions;

•

foreign exchange gains (losses)—net, which primarily include net gains (losses) on currency derivative instruments entered into for trading purposes and transaction gains (losses) on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies;

•	trading account profits (losses)—net, which primarily include net gains (losses) on trading securities and interest rate derivative instruments entered into for trading purposes;

•	investment securities gains (losses)—net, which primarily include net gains on sales of marketable securities, particularly marketable equity securities;

•	equity in earnings (losses) of equity method investees; and

•	other non-interest income.

Provision (credit) for credit losses are charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management.

Core Business Areas

Effective April 1, 2004, we implemented an integrated business group system, which currently integrates the operations of BTMU, MUTB, MUS and other subsidiaries in the following three areas—Retail, Corporate and Trust Assets. These three businesses serve as the core sources of our revenue. Operations that are not covered under the integrated business group system are classified under Global Markets and Other.

Our business segment information is based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practice and is not consistent with our consolidated financial statements prepared in accordance with US GAAP. The following chart illustrates the relative contributions to operating profit for the six months ended September 30, 2006 of the three core business areas and the other business areas based on our segment information:

Establishment of Mitsubishi UFJ Financial Group

In October 2005, MTFG merged with UFJ Holdings to form Mitsubishi UFJ Financial Group, Inc. At the same time, our respective trust banking and securities companies merged to form MUTB and MUS. This was followed by the merger of our subsidiary commercial banks to form BTMU in January 2006.

The merger marked the creation of a comprehensive financial group with a broad and balanced domestic and international network, and a diverse range of services provided by group companies, complemented by one of the largest customer bases in Japan.

The merger of MTFG and UFJ Holdings was accounted for under the purchase method of accounting, and the assets and liabilities of UFJ Holdings and its subsidiaries were recorded at fair value as of October 1, 2005. The purchase price of UFJ Holdings amounted to ¥4,406.1 billion, of which ¥4,403.2 billion was recorded in capital surplus relating to the merger with UFJ Holdings and the direct acquisition costs of ¥2.9 billion were included in the purchase price. The total fair value of UFJ Holdings’ net assets was ¥2,673.0 billion and the goodwill relating to the merger with UFJ Holdings was ¥1,733.1 billion.

Recent Developments

Completion of Public Fund Repayment and Repurchase of Our Common Stock

UFJ Holdings was a recipient of public funds from the Resolution and Collection Corporation, a Japanese government entity. The public funds were injected in the form of a convertible preferred stock investment in UFJ Holdings. This convertible preferred stock was exchanged in the merger with UFJ Holdings for newly issued convertible preferred stock of MUFG.

Between October 2005 and June 2006, the Resolution and Collection Corporation sold in the market 666,962 shares of our common stock which were issued upon conversion (or acquisition claim after the Company Law took effect) of our preferred stock held by the Resolution and Collection Corporation. Along with these sales, we repurchased 681,690 shares of our common stock.

In June 2006, 277,245 shares of the common stock issued upon an acquisition claim for the preferred stock held by the Resolution and Collection Corporation were sold by the Resolution and Collection Corporation in a secondary offering of shares and, at the same time, 41,000 shares of the common stock were sold by way of over allotment. For this overallotment, we sold 41,000 treasury shares of our common stock.

The remaining preferred stock held by the Resolution and Collection Corporation were sold to non-governmental institutions.

As a result of the above transactions, there are currently no public funds in our capital base.

Proposal to Make Mitsubishi UFJ Securities a Wholly-Owned Subsidiary

On August 29, 2006, we and MUS signed a basic agreement regarding a proposed share exchange to make MUS a wholly-owned subsidiary, subject to approval by MUS shareholders and the relevant authorities. The purpose of making MUS a wholly-owned subsidiary is, among other factors, to seize the opportunities presented by the deregulation of the Japanese financial markets and further enhance cooperation between group companies. We believe that we will be able to further strengthen our securities and investment banking businesses and maximize synergies among our banking, trust and securities businesses.

On November 20, 2006, we and MUS announced a revised schedule with respect to making MUS a wholly owned subsidiary. The effective date of the proposed share exchange has been revised from March 31, 2007 to September 30, 2007. As a result of the proposed share exchange, MUS shareholders will receive shares of our common stock in exchange for their shares of MUS common stock and become our shareholders.

On March 28, 2007, we and MUS entered into a share exchange agreement relating to the proposed share exchange. The share exchange ratio has been set at 1.02 shares of MUFG common stock to one share of MUS common stock. The share exchange ratio was calculated based on the assumption that the stock split described in “—Investment Unit Reduction” below will become effective as planned, and will be adjusted accordingly if the stock split does not become effective as planned.

Commencement of Tender Offer by Bank of Tokyo-Mitsubishi UFJ for kabu.com Securities Co., Ltd.

On March 5, 2007, BTMU resolved at the meeting of the Board of Directors to acquire shares of kabu.com Securities Co., Ltd. (“kabu.com Securities”), by a public tender offer. kabu.com Securities is a securities company which mainly provides online securities transaction services via the internet.

BTMU will make a public tender offer to purchase 94,000 common shares of kabu.com Securities at ¥240,000 per share, increasing our ownership interest of the common shares to over 40% through acquiring shares before kabu.com Securities’ annual general shareholders’ meeting scheduled for June 2007.

The objective of the tender offer is to position kabu.com Securities as the core operation for providing comprehensive internet financial services within the MUFG Group that meet individual investors’ diversifying and increasingly sophisticated needs and to establish capital and personnel ties to strengthen its business alliance with MUFG in the retail financial sector.

Investment Unit Reduction

In January 2007, we announced that our Board of Directors resolved to reduce our minimum stock investment unit (or investment unit price) with respect to our common stock to one-tenth of the current unit through (a) a stock split by which one share will be split into 1,000 shares and (b) the adoption of a unit share system under which one unit of our common stock will be comprised of 100 shares. The purpose of the investment unit reduction is to broaden our investor base by making our common stock more accessible to potential individual shareholders, thereby achieving our medium- and long-term objective of maximizing our corporate value.

This investment unit reduction, which is planned to take effect as of September 30, 2007, is subject to the approval by our shareholders of amendments to our Articles of Incorporation to increase the total number of authorized shares and other related matters at our shareholders’ meetings scheduled to be held in June 2007.

Regarding our ADRs which are traded on the New York Stock Exchange, subject to the effectiveness of the stock split described above, we plan to change the ratio of the ADRs in relation to the underlying shares of our common stock as follows:

Ratio before change: 1,000 ADR = 1 common share

Ratio after change: 1,000 ADR = 1,000 common shares (1:1)

Written Agreement with Regulatory Authorities in the United States

On December 18, 2006, we and BTMU entered into a written agreement with the Federal Reserve Banks of San Francisco and New York and the New York State Banking Department, and Bank of Tokyo-Mitsubishi UFJ Trust Company (“BTMUT”), a subsidiary of BTMU, consented to an Order to Cease and Desist issued by the Federal Deposit Insurance Corporation and the New York State Banking Department, to strengthen the compliance framework and operations of BTMU, its New York Branch and BTMUT, respectively, regarding anti-money laundering controls and processes.

As a result of the written agreement and the consent to the Order to Cease and Desist, we are required to implement corrective measures, submit periodic progress reports to the authorities and take other actions. We expect to incur some expenses relating to such efforts including consulting fees, personnel costs and IT related investments.

Administrative Order from Financial Services Agency to Bank of Tokyo-Mitsubishi UFJ

On February 15, 2007, BTMU received from the Financial Services Agency an administrative order based on Article 26-1 of the Banking Law (business improvement order with partial business suspension order) of Japan in respect of compliance management at certain of its operations regarding the occurrence of certain inappropriate transactions.

The administrative order contains temporary suspensions of credit extensions to new corporate customers, training of all staff and directors regarding compliance, temporary suspension of establishment of new domestic corporate business locations, strengthening of the management and internal control framework, presentation and implementation of a business improvement plan, and report of progress of such business improvement plan.

In response to the administrative order described above, on March 16, 2007, we presented and announced a business improvement plan including the formulation and improvement of internal policies, rules and manuals. We expect to incur some expenses relating to the implementation of the above business plan.

Administrative Disciplinary Action by the Financial Services Agency in Respect of Mitsubishi UFJ Securities

On January 31, 2007, MUS received a business improvement order from the Financial Services Agency. This follows a recommendation issued on January 29, 2007 by Japan’s Securities and Exchange Surveillance Commission that the Financial Services Agency take administrative disciplinary action in respect of MUS. The recommendation by Japan’s Securities and Exchange Surveillance Commission was based upon the ascertainment of certain facts constituting an infringement of applicable laws and regulations concerning securities transactions conducted by MUS on proprietary account based on “Corporate-Related Information.” In response to the business improvement order received by Mitsubishi UFJ Securities, we will work to establish thorough legal compliance and internal controls in our Group.

Agreement to Settle the Civil Suit Brought by Sumitomo Trust

In November 2006, we reached an agreement with The Sumitomo Trust & Banking Co., Ltd. to settle the civil suit originally brought by Sumitomo Trust against UFJ Holdings in October 2004 following a failed negotiation over a proposed business transfer. In connection with this settlement, we agreed, among other things, to pay ¥2.5 billion to Sumitomo Trust. As a result of this settlement, the lawsuit between us and Sumitomo Trust was conclusively resolved.

Issuance of “Non-dilutive” Preferred Securities

In order to enhance the flexibility of our capital management, in January 2007, MUFG Capital Finance 4 Limited and MUFG Capital Finance 5 Limited, special purpose companies established in the Cayman Islands, issued €500 million and £550 million, respectively, in non-cumulative and non-dilutive perpetual preferred securities in an offering targeting mainly European institutional investors.

These preferred securities are expected to contribute to our Tier I capital as of March 31, 2007 under the BIS capital adequacy requirements, which is calculated primarily from our Japanese GAAP financial information. However, for accounting purposes under US GAAP, because those special purpose companies are not consolidated entities, the loans, which are made to us from the proceeds from the preferred securities issued by these special purpose companies, are expected to be presented as long-term debt on our consolidated balance sheet as of March 31, 2007.

Redemption of “Non-dilutive” Preferred Securities

In January 2007, UFJ Capital Finance 1 Limited, UFJ Capital Finance 2 Limited and UFJ Capital Finance 3 Limited, all special purpose companies established in the Cayman Islands, redeemed in total, ¥218 billion of non-cumulative and non-dilutive perpetual preferred securities. These securities were previously accounted for as part of our Tier I capital.

Revision of Dividend Forecast for the Fiscal Year Ending March 31, 2007

In November 2006 we announced a revision in our dividend forecast on our shares of common stock for the fiscal year ending March 31, 2007.

We consider the return of earnings to shareholders to be one of management’s most important priorities and it is our policy to strive to continuously increase dividends while sustaining the growth of our corporate value and further strengthening our corporate financial standing.

Change in Business Environment for Consumer Finance Companies in Japan

The Japanese government is implementing regulatory reforms affecting the consumer lending industry. In December 2006, the Diet passed legislation to reduce the maximum permissible interest rate under the Investment Deposit and Interest Rate Law, which is currently 29.2% per annum, to 20% per annum. The reduction in interest rate will be gradually implemented in phases from 2007 through 2010, at the latest, and the reduction of the maximum interest rate is scheduled to go into effect by 2010. Under the reforms, all interest rates will be subject to the lower limits (15-20% per annum) imposed by Interest Rate Restriction Law, which will compel lending institutions to lower the interest rates they charge borrowers.

Currently, consumer finance companies that satisfy certain conditions are able to charge interest rates exceeding the limits stipulated by the Interest Rate Restriction Law. Accordingly, MUFG’s consumer finance subsidiaries and an equity method investee offer loans at interest rates above the Interest Rate Restriction Law. During the past year, the Supreme Court of Japan passed decisions concerning interest exceeding the limits stipulated by the Interest Rate Restriction Law, and the business environment for consumer finance companies in Japan has been altered in favor of borrowers, and borrowers’ demands for reimbursement of excess interest have significantly increased in the six months ended September 30, 2006.

These and other related developments have affected our consolidated results of operations for the six months ended September 30, 2006, and may further affect our future financial results, by way of, for example, an increase in the allowance for repayment of excess interest at our consumer finance subsidiary.

In addition, ¥151.5 billion of impairment of intangible assets were recognized primarily due to these developments for the six months ended September 30, 2006 as a result of the downward revision of expected future cash flows at our consumer finance subsidiary. Also, one of our equity method investees in the consumer finance business increased its allowance for the six months ended September 30, 2006, which had a negative impact of ¥49.1 billion on equity in earnings (losses) of equity method investees.

Planned Merger of Leasing Affiliates

In October 2006, Diamond Lease Company Limited, or Diamond Lease, and UFJ Central Leasing Co., Ltd., or UFJ Central Leasing, equity method investees of BTMU, agreed on the merger of Diamond Lease and UFJ Central Leasing to improve their competitiveness and presence in the domestic leasing business. The merger is planned to take place on April 1, 2007 and the new company will be named Mitsubishi UFJ Lease & Finance Company Limited and accounted for as an equity method investee of BTMU.

Sale of UnionBanCal’s International Correspondent Banking Business

In September 2005, UnionBanCal Corporation, a U.S. subsidiary of BTMU, signed a definitive agreement to sell its international correspondent banking operations to Wachovia Bank, N.A. effective October 6, 2005. As of September 30, 2006, all of UnionBanCal Corporation’s offices designated for disposal were closed. The remaining assets include deposits with banks awaiting approval for repatriation of capital and unremitted profits and loans that are maturing by January 2008. The remaining liabilities primarily consist of accrued expenses, which will be settled when due.

We accounted for this transaction as a discontinued operation in accordance with Statement of Financial Accounting Standards, or SFAS, No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets.” Additionally, we restated our prior period financial statements by presenting the financial position and results of operations of discontinued operations as separate line items. See note 2 to our condensed consolidated financial statements for more information.

Establishment of Mitsubishi UFJ Merrill Lynch PB Securities

In May 2006, we established a joint-venture private banking firm named Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd., with Merrill Lynch & Co., Inc. and Merrill Lynch Japan Securities Co., Ltd. The joint venture firm offers high-net-worth Japanese individuals and small and medium-sized organizations a full range of innovative financials products and services. BTMU and MUS own 40% and 10%, respectively, of the voting common shares of the joint venture company, and Merrill Lynch owns the remaining 50%. Merrill Lynch Japan Securities contributed its private client business, comprising approximately 8,000 client accounts and more than ¥1 trillion in assets under administration, into the joint venture firm. We, in turn, will introduce the capabilities and services of the joint venture firm to BTMU’s high-net-worth client base.

Planned Merger of UFJ NICOS and DC Card

On December 20, 2006, UFJ NICOS and DC Card, our credit card subsidiaries, entered into a merger agreement. The merger ratio has been set at 30 shares of DC Card’s common stock to one share of UFJ NICOS’s common stock. The merger is planned to take place on April 1, 2007 with UFJ NICOS being the surviving entity. The objective of the merger is to combine UFJ NICOS’ large and extensive network, reputation and product development capability with DC Card’s co-branding relationships and acceptance of regional cards.

Purchase of Preferred Stock of Subsidiary

In May 2006, BTMU purchased from Merrill Lynch all of the preferred stock and the rights to subscribe for new shares issued by MU Strategic Partner Co., Ltd., a subsidiary of BTMU, in consideration of ¥120.0 billion for the preferred stock and ¥48.6 billion for the rights to subscribe for new shares.

MU Strategic Partner, formerly known as UFJ Strategic Partner Co., Ltd., was incorporated in December 2002 for the purpose of promoting the resolution of problem loans and raising equity capital. Pursuant to the investors agreement between the former UFJ Bank and Merrill Lynch in February 2003, MU Strategic Partner raised equity capital by the issuance of preferred stock of ¥120.0 billion to Merrill Lynch, and has committed itself to restructuring, and resolving problem loans.

MU Strategic Partner has made substantive progress in its measures to resolve problem loans, and BTMU has dissolved its capital relationship with Merrill Lynch through MU Strategic Partner and has made MU Strategic Partner its wholly owned subsidiary.

Business Environment

We engage, through our subsidiaries and affiliated companies, in a wide range of financial operations, including commercial banking, investment banking, asset management, trust banking and securities-related businesses, and provide related services to individuals primarily in Japan and the United States and corporate customers around the world. Our results of operations and financial condition are exposed to changes in various external economic factors, including:

•	general economic conditions;

•	interest rates;

•	currency exchange rates; and

•	stock and real estate prices.

With respect to the economic environment between April and September 2006, overseas economies, led by the growth of the Chinese economy in capital expenditure and exports, generally continued to show a firm undertone, though the U.S. economy showed signs of a slowdown. Meanwhile, the Japanese economy showed steady signs of well-balanced economic growth. The increase in exports and capital expenditures, as well as firm corporate earnings, which resulted in an improvement in employment and personal income, contributed to the growth. During the period, consumer prices in Japan rose, albeit by a small margin, which is a change from previous trends.

Regarding the financial environment between April and September 2006, in the United States, the target for the federal funds rate was raised in May and June to 5.25%. As of mid-March 2007, the federal funds rate was 5.25%.

In the EU, the European Central Bank’s policy rate was raised in June and August 2006 to 3.0%, and as of mid-March 2007, the European Central Bank’s policy rate was 3.75%.

Meanwhile, in Japan, the Bank of Japan ended its quantitative easing policy in July 2006, and raised short-term policy interest rates in July 2006 and again in February 2007. Regarding long-term interest rates, the yield on ten-year Japanese government bonds rose in May 2006 due to speculation regarding interest rate increases by the Bank of Japan, but interest rates declined again after the Bank of Japan ended its quantitative easing policy in July 2006. As of mid-March 2007, the uncollateralized overnight call rate target was around 0.5% and the yield on ten-year Japanese government bonds was around 1.6%.

The following chart shows the interest rate trends in Japan since April 2005.

Source: Bank of Japan

In the foreign exchange markets, the yen was at similar levels at the end of September 2006 against the US Dollar as compared to the beginning of April 2006. The Japanese yen/US dollar foreign exchange rate was around ¥118 to $1 at the beginning of April 2006. After strengthening against the US dollar to around ¥110 in mid-May, the yen depreciated to around ¥118 at the end of September 2006. As of the mid-March 2007, the Japanese yen/US dollar foreign exchange rate was around ¥117 to $1. Against the Euro, the yen weakened during the six months ended September 30, 2006 from around ¥143 to €1 at the beginning of April 2006 to around ¥149 at the end of September 2006. As of the mid-March 2007, the Japanese yen/Euro foreign exchange rate was around ¥156 to €1.

The following chart shows the Japanese yen to US dollar spot exchange rate trends since April 2005.

Source: Bank of Japan

The Japanese stock markets generally declined during the six months ended September 30, 2006. The Nikkei Stock Average, which is an average of 225 blue chip stocks listed on the Tokyo Stock Exchange, declined approximately 5.5%, from ¥17,059.66 at March 31, 2006 to ¥16,127.58 at September 29, 2006. Similarly, the Tokyo Stock Price Index, or TOPIX, a composite index of all stocks listed on the First Section of the Tokyo Stock Exchange, declined approximately 6.8%, from 1,728.16 at March 31, 2006 to 1,610.73 at September 29, 2006. As of mid-March 2007, the Nikkei Stock Average and the TOPIX were trading at around ¥17,000 and 1,700, respectively.

Based on the average official land prices set by government, average land prices as of January 1, 2007 in Japan increased for the first time in 16 years. Nationwide residential land prices and land prices for commercial properties as of January 1, 2007 rose by 0.1% and 2.3%, respectively, compared to January 1, 2006. In the three major metropolitan areas, Tokyo, Osaka and Nagoya, residential land prices on average rose by 2.8%, and commercial properties rose by 8.9% compared to the previous year. On the other hand, in the local regions of Japan, which consist of regions other than the major metropolitan areas, residential land prices on average declined by 2.7%, and commercial properties declined by 2.8% compared to the previous year.

According to Teikoku Databank, a Japanese research institution, the number of companies who filed for legal bankruptcy in Japan from January to December 2006 was approximately 9,000, a slight increase from the previous year, mainly due to the increase in legal bankruptcies of small sized companies. On the other hand, the aggregate amount of liabilities subject to bankruptcy filings for the year was approximately ¥5.3 trillion, which is a slight decrease from the previous year, owing to a decrease in large-scale bankruptcies.

Critical Accounting Estimates

Our financial statements are prepared in accordance with US GAAP. Many of the accounting policies require management to make difficult, complex or subjective judgments regarding the valuation of assets and liabilities. The accounting policies are fundamental to understanding our operating and financial review and prospects. Critical accounting estimates include allowance for credit losses, impairment of investment securities, valuation of deferred tax assets, accounting for goodwill and intangible assets, accrued severance indemnities and pension liabilities, and valuation of financial instruments with no available market prices. For a further discussion of our critical accounting estimates, see our Form 20-F for the fiscal year ended March 31, 2006.

Accounting Changes

Accounting for Conditional Asset Retirement Obligations—In March 2005, the Financial Accounting Standards Board, or the FASB, issued FASB Interpretation, or FIN, No. 47, “Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143.” FIN No. 47 clarifies that the term “conditional asset retirement obligation” as used in SFAS No. 143, “Accounting for Asset Retirement Obligations” refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. SFAS No. 143 acknowledges that in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. FIN No. 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN No. 47 is effective no later than the end of fiscal years ending after December 15, 2005. Effective March 31, 2006, we adopted FIN No. 47 for existing asset retirement obligations associated with commitments to return properties subject to operating leases to their original condition upon lease termination. The cumulative effect of the change in accounting principle was to decrease net income by ¥9,662 million and was recorded in the second half of the fiscal year ended March 31, 2006. This adjustment represents the cumulative depreciation and accretion that would have been recognized through the date of adoption of FIN No. 47 had the statement been applied to our existing asset retirement obligations at the time they were initially incurred.

Share-Based Payment—In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment,” or SFAS No. 123R. SFAS No. 123R replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes Accounting Principles Board Opinion, or APB, No. 25, “Accounting for Stock Issued to Employees.” In March 2005, the U.S. Securities and Exchange Commission, or SEC, issued Staff Accounting Bulletin, or SAB, No. 107, which provides interpretive guidance on SFAS No. 123R. SFAS No. 123 preferred a fair-value-based method of accounting for share-based payment transactions with employees, but it permitted the option of continuing to apply the intrinsic-value-based measurement method in APB No. 25, as long as the footnotes to the financial statements disclosed what net income would have been had the preferable fair-value-based method been used. SFAS No. 123R eliminates the alternative to use the intrinsic value method of accounting and requires entities to recognize the costs of share-based payment transactions with employees based on the grant-date fair value of those awards over the period during which an employee is required to provide service in exchange for the award. SFAS No. 123R is effective as of the beginning of the fiscal year or interim period beginning after June 15, 2005. We adopted SFAS No. 123R on April 1, 2006 under the modified prospective method, which resulted in a decrease in income from continuing operations before income taxes of ¥1,048 million and a decrease in income from continuing operations, net of taxes, of ¥536 million for the six months ended September 30, 2006, which includes estimated forfeitures for restricted stock and the amortization of compensation costs related to unvested stock options. The corresponding impact to both basic and diluted earnings per share was a reduction of ¥53.68 per share for the six months ended September 30, 2006. The adoption of SFAS No. 123R did not have a material impact on our cash flows. See note 17 to our condensed consolidated financial statements for a further discussion of the adoption of SFAS No.123R and stock-based compensation plans.

Exchanges of Nonmonetary Assets—In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29.” The guidance in APB No. 29, “Accounting for Nonmonetary Transactions,” is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB No. 29, however, included certain exceptions to that principle. SFAS No. 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with earlier adoption permitted. We adopted SFAS No. 153 on April 1, 2006, which did not have a material impact on our financial position and results of operations.

Accounting Changes and Error Corrections—In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 replaces APB No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principles. SFAS No. 154 also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, with earlier adoption permitted. We adopted SFAS No. 154 on April 1, 2006, which did not have a material impact on our financial position and results of operations.

The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments—In November 2005, the FASB staff issued an FASB Staff Position, or FSP, on SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and SFAS No. 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations.” This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP is applicable for certain investments such as debt and equity securities that are within the scope of SFAS No. 115 and equity securities that are not subject to the scope of SFAS No. 115 and No. 124 and not accounted for under the equity method pursuant to APB No. 18, “The Equity Method of Accounting for Investments in Common Stock,” and related interpretations. This FSP nullifies the requirements of paragraphs 10-18 of the FASB Emerging Issues Task Force, or the EITF, Issue 03-1 and supersedes EITF Topic No. D-44, “Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value.” This FSP carries forward the requirements of paragraphs 8 and 9 of EITF Issue 03-1 with respect to cost-method investments, and carries forward the disclosure requirements included in paragraphs 21 and 22 of EITF Issue 03-1. Also, the guidance in this FSP amends SFAS No. 115, SFAS No. 124 and APB No. 18. The guidance in this FSP shall be applied to reporting periods beginning after December 15, 2005, with earlier application permitted. We adopted the FSP on April 1, 2006, which did not have a material impact on our financial position and results of operations.

Recently Issued Accounting Pronouncements

Accounting for Certain Hybrid Financial Instruments—In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments.” SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” and resolves issues addressed in SFAS No. 133 Implementation Issue D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation and clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133. SFAS No. 155 establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. SFAS No. 155 also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends SFAS No. 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. We have not completed the study of what effect SFAS No. 155 will have on our financial position and results of operations.

Accounting for Servicing of Financial Assets—In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets.” SFAS No. 156 amends SFAS No. 140 with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract, and requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. SFAS No. 156 permits an entity to choose either the amortization method or the fair value measurement method for each class of separately recognized servicing assets and servicing liabilities. SFAS No. 156 requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. SFAS No. 156 is effective for the fiscal year beginning after September 15, 2006. Earlier adoption is permitted. We have not completed the study of what effect SFAS No. 156 will have on our financial position and results of operations.

Determining the Variability to Be Considered in Applying FIN No. 46R—In April 2006, the FASB staff issued an FSP on FIN No. 46R-6, “Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R).” This FSP states that the variability to be considered in applying FIN No. 46R shall be based on an analysis of the design of the entity as outlined in the following two steps: (a) analyze the nature of the risks in the entity, (b) determine the purpose for which the entity was created and determine the variability (created by the risks identified in step (a)) the entity is designed to create and pass along to its interest holders. For the purposes of this FSP, interest holders include all potential variable interest holders (including contractual, ownership, or other pecuniary interests in the entity). After determining the variability to be considered, the reporting enterprise can determine which interests are designed to absorb that variability. The FSP should be applied prospectively to all entities (including newly created entities) with which an enterprise first becomes involved, and to all entities previously required to be analyzed under FIN No. 46R when a reconsideration event has occurred beginning the first day of the first reporting period beginning after June 15, 2006. Early application is permitted for periods for which financial statements have not yet been issued. Retrospective application to the date of the initial application of FIN No. 46R is permitted but not required. If retrospective application is elected, it must be completed no later than the end of the first annual reporting period ending after July 15, 2006. We have not completed the study of what effect the FSP will have on our financial position and results of operations.

Accounting for Uncertainty in Income Taxes—In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes.” FIN No. 48 requires recognition of a tax benefit to the extent of management’s best estimate of the impact of a tax position, provided it is more likely than not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. We have not completed the study of what effect FIN No. 48 will have on our financial position and results of operations.

Effects of Prior Year Misstatements on Current Year Financial Statements—In September 2006, the SEC staff issued SAB No. 108, “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 provides guidance on quantifying and evaluating the materiality of unrecorded misstatements. It requires the use of both the “iron curtain” and “rollover” approaches in quantifying and evaluating the materiality of a misstatement. Under the iron curtain approach, the error is quantified as the cumulative amount by which the current year balance sheet is misstated. The rollover approach quantifies the error as the amount by which the current year income statement is misstated. If either approach results in a material misstatement, financial statement adjustments are required. SAB No. 108 is effective for financial statements issued for fiscal years ending after November 15, 2006. Early adoption is encouraged in interim periods which are part of a fiscal year ending after November 15, 2006. We have not completed the study of what effect SAB No. 108 will have on our financial position and results of operations.

Fair Value Measurements—In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS No. 157 does not require any new fair value measurements. Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, SFAS No. 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Under SFAS No. 157, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. We have not completed the study of what effect SFAS No. 157 will have on our financial position and results of operations.

Defined Benefit Pension and Other Postretirement Plans—In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R).” SFAS No. 158 requires entities to recognize a net liability or asset to report the funded status of their defined benefit pension and other post retirement benefit plans in our consolidated statement of financial position and recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur in comprehensive income. SFAS No. 158 clarifies that defined benefit assets and obligations should be measured as of the date of the entity’s fiscal year-end statement of financial positions. SFAS No. 158 also requires additional disclosure information related to certain effects on the net periodic benefit costs and credits, and transition assets or obligations. The requirement to recognize the funded status as of the date of the statement of financial position is effective for fiscal years ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the statement of financial position is effective for fiscal years ending after December 15, 2008. Earlier application of the recognition or measurement date provisions is encouraged; however, early application must be for all of the benefit plans. We will adopt the recognition provisions of SFAS No. 158 on a prospective basis as of March 31, 2007. SFAS No. 158 will have no impact on how we determine our net periodic benefit costs. We estimate the impact of adopting SFAS No. 158 at March 31, 2007 will be an increase of approximately ¥140 billion, net of taxes, in our shareholders’ equity, recorded in accumulated other changes in equity from nonowner sources.

Fair Value Option for Financial Assets and Financial Liabilities—In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No 115.” SFAS No. 159 allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities and certain other items at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in current earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted subject to certain conditions. We have not completed the study of what effect SFAS No. 159 will have on our financial position and results of operations.

Results of Operations

The following table sets forth a summary of our results of operations for the six months ended September 30, 2005 and 2006:

As discussed in “Recent Developments—Sale of UnionBanCal’s International Correspondent Banking Business” and note 2 to our condensed consolidated financial statements, certain figures in the six months ended September 30, 2005 have been restated.

	Six months ended September 30,
	2005	2006
	(in billions)
Interest income	¥810.6	¥1,896.6
Interest expense	324.7	710.5

Net interest income	485.9	1,186.1
Provision (credit) for credit losses	(83.6)	189.5
Non-interest income	566.8	909.9
Non-interest expense	676.2	1,349.5

Income from continuing operations before income taxes	460.1	557.0
Income taxes	157.7	276.5

Income from continuing operations	302.4	280.5
Income (loss) from discontinued operations—net	0.1	(0.6)

Net income	¥302.5	¥279.9

Net income for the six months ended September 30, 2006 was ¥279.9 billion, a decrease of ¥22.6 billion from ¥302.5 billion for the six months ended September 30, 2005. Our basic earnings per common share (net income available to common shareholders) for the six months ended September 30, 2006 was ¥3,982.16, a decrease of ¥41,921.13 from ¥45,903.29 for the six months ended September 30, 2005.

Due to our merger with UFJ Holdings on October 1, 2005, the results for the six months ended September 30, 2006 reflect six months of results for MUFG after the merger with UFJ Holdings, while the results for the six months ended September 30, 2005 reflect the results of MTFG only, prior to the merger. The merger with UFJ Holdings was the primary factor in the changes in many of the items in our consolidated statement of income for the six months ended September 30, 2006 compared to the six months ended September 30, 2005.

Net Interest Income

The following is a summary of the interest rate spread for the six months ended September 30, 2005 and 2006:

	Six months ended September 30,
	2005		2006
	Average balance	Average rate (Annualized)	Average balance	Average rate (Annualized)
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥75,789.2	0.97%	¥130,795.5	1.66%
Foreign	24,640.1	3.58	35,130.1	4.57

Total	¥100,429.3	1.61%	¥165,925.6	2.28%

Financed by:
Interest-bearing liabilities:
Domestic	¥73,943.5	0.37%	¥121,344.9	0.50%
Foreign	15,598.6	2.37	22,085.7	3.67

Total	89,542.1	0.72	143,430.6	0.99
Non-interest-bearing liabilities	10,887.2	—	22,495.0	—

Total	¥100,429.3	0.64%	¥165,925.6	0.85%

Spread on:
Interest-bearing liabilities		0.89%		1.29%
Total funds		0.97%		1.43%

Net interest income for the six months ended September 30, 2006 was ¥1,186.1 billion, an increase of ¥700.2 billion from ¥485.9 billion for the six months ended September 30, 2005. This increase was due to an increase in the average balance of interest-earning assets and the increase in interest rate spread on our total funds.

The average interest rate spread increased by 46 basis points from 0.97% for the six months ended September 30, 2005 to 1.43% for the six months ended September 30, 2006. The average rate of both domestic and foreign interest-earning assets and interest-bearing liabilities increased during the six months ended September 30, 2006 due to the general rise in interest rates in Japan, the United States and Europe. The increase in average rate of interest-earnings assets was also due to increases in the expected cash flows from impaired loans acquired in the merger with a UFJ Holdings, which were accounted for as adjustments to accretable yields under SOP 03-3. The increase in average interest rate spread was primarily due to the fact that the increase in average rate of domestic interest-earning assets was larger than that of domestic interest-bearing liabilities.

Average interest-earning assets for the six months ended September 30, 2006 were ¥165,925.6 billion, an increase of ¥65,496.3 billion from ¥100,429.3 billion for the six months ended September 30, 2005. The increase was primarily attributable to an increase of ¥42,766.8 billion in loans, and an increase of ¥15,890.8 billion in investment securities, which were mainly due to the merger with UFJ Holdings.

Average interest-bearing liabilities were ¥143,430.6 billion for the six months ended September 30, 2006, which is an increase of ¥53,888.5 billion compared to ¥89,542.1 billion for the six months ended September 30, 2005. The increase was also primarily attributable to the merger with UFJ Holdings, as we acquired the deposit base of UFJ Holdings.

Provision (Credit) for Credit Losses

Provision (credit) for credit losses are charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management.

For the six months ended September 30, 2006, provision for credit losses of ¥189.5 billion was recorded, as compared with a reversal of the allowance for credit losses of ¥83.6 billion recorded for the six months ended September 30, 2005.

For the six months ended September 30, 2006, provision for credit losses was recorded mainly due to the downgrades of credit ratings of certain borrowers to whom we had large exposures and also due to the effect of adopting SOP 03-3. On the other hand, there were upgrades of many borrowers’ credit ratings resulting from improvements in their business performance mainly attributable to the general recovery in the Japanese economy, as well as upgrades of credit ratings of borrowers to whom we had large exposures who made progress in their restructuring plans.

In accordance with SOP 03-3, the favorable impact from the improvement in the quality of our loan portfolio acquired in the merger with UFJ Holdings was not reflected in the reversal of allowance for credit losses, because any subsequent increases in expected cash flows from impaired loans acquired in the merger with UFJ Holdings were accounted for as adjustments to accretable yields. The favorable impact on the quality of these loans were reflected in the increase in interest income and the gains on sales of loans included in non-interest income.

Non-Interest Income

The following table is a summary of our non-interest income for the six months ended September 30, 2005 and 2006:

	Six months ended September 30,
	2005	2006
	(in billions)
Fees and commissions:
Trust fees	¥44.1	¥72.8
Fees on funds transfer and service charges for collections	31.2	75.2
Fees and commissions on international business	22.1	34.9
Fees and commissions on credit card business	32.4	77.9
Service charges on deposits	17.0	19.0
Fees and commissions on securities business	46.4	61.3
Fees on real estate business	19.6	25.1
Insurance commissions	19.9	28.3
Fees and commissions on stock transfer agency services	10.5	36.4
Guarantee fees	10.4	44.2
Fees on investment funds business	8.4	62.4
Other fees and commissions	58.0	122.2

Total	320.0	659.7
Foreign exchange losses —net	(163.8)	(102.6)
Trading account profits—net	90.0	273.3
Investment securities gains —net	165.9	54.6
Equity in earnings (losses) of equity method investees	11.6	(37.6)
Government grant for transfer of substitutional portion of employees’ Pension Fund Plans	108.5	—
Other non-interest income	34.6	62.5

Total non-interest income	¥566.8	¥909.9

Non-interest income for the six months ended September 30, 2006 was ¥909.9 billion, an increase of ¥343.1 billion from ¥566.8 billion for the six months ended September 30, 2005. This increase was primarily due to an increase in fees and commissions of ¥339.7 billion, resulting mainly from the merger with UFJ Holdings. The decrease in foreign exchange losses of ¥61.2 billion also contributed to the increase in non-interest income.

Regarding factors other than the merger, fees and commissions for the six months ended September 30, 2006 increased partially due to an increase in fees on investment fund business as Kokusai Asset Management Co., Ltd. became a newly consolidated subsidiary, as well as fees and commissions from sales of investment products to retail customers which is included in other fees and commissions.

Net foreign exchange losses of ¥102.6 billion were recorded for the six months ended September 30, 2006, compared with net foreign exchange losses of ¥163.8 billion for the six months ended September 30, 2005. Net foreign exchange losses were mainly due to transaction losses on translation of monetary liabilities denominated in foreign currencies resulting from the depreciation of the Japanese yen against foreign currencies such as the euro during the six months ended September 30, 2006. Similarly, during the six months ended September 30, 2005, the yen depreciated against foreign currencies. All transaction gains or losses on translation of monetary liabilities denominated in foreign currencies are included in current earnings. However, the transaction gains or losses on translation of securities available for sale, such as bonds denominated in foreign currencies, are not included in current earnings but are reflected in other changes in equity from nonowner sources. As we maintain monetary liabilities denominated in foreign currencies for our asset liability management, net foreign exchange gains (losses) fluctuate with the appreciation (depreciation) of the yen.

Net trading account profits for the six months ended September 30, 2006 were ¥273.3 billion, an increase of ¥183.3 billion from ¥90.0 billion for the six months ended September 30, 2005. Net trading account profits for the six months ended September 30, 2005 and 2006 consisted of the following:

	Six months ended September 30,
	2005	2006
	(in billions)
Net profits on trading securities	¥112.0	¥30.3
Net profits (losses) on derivative instruments, primarily interest-rate futures, swaps and options	(22.0)	243.0

Net trading account profits	¥90.0	¥273.3

The decrease of ¥81.7 billion in net profits on trading securities was partly due to the decline in net profits from our holdings of domestic investment trusts. On the other hand, the increase of ¥265.0 billion in net profits on derivative instruments was attributable primarily to net profits on interest rate swaps and interest rate options. In particular, in order to manage interest rate risks on domestic deposits, we had net receive-fixed and pay-variable positions in our interest rate swap portfolios. These portfolios gained in value as medium- and long-term Japanese interest rates slightly declined during the six months ended September 30, 2006.

Net investment securities gains for the six months ended September 30, 2006 were ¥54.6 billion, a decrease of ¥111.3 billion, from ¥165.9 billion for the six months ended September 30, 2005. The decrease in net investment securities gains during the six months ended September 30, 2006 was due primarily to ¥45.8 billion of impairment losses on marketable equity securities and a decrease in gains on sales of domestic and foreign debt securities at our subsidiary banks. Major components of net investment securities gains for the six months ended September 30, 2005 and 2006 are summarized below:

	Six months ended September 30,
	2005	2006
	(in billions)
Net gains on sales of marketable equity securities	¥75.9	¥57.3
Impairment losses on marketable equity securities	(0.8)	(45.8)
Other—net, principally gains on sales of debt securities	90.8	43.1

Net investment securities gains	¥165.9	¥54.6

Equity in earnings (losses) of equity method investees for the six months ended September 30, 2006 were losses of ¥37.6 billion compared to earnings of ¥11.6 billion for the six months ended September 30, 2005. These losses were mainly due to the increase of allowance at one of our equity method investees, due to adverse changes in the consumer finance business environment.

Government grant for transfer of substitutional portion of employees’ Pension Fund Plans amounted to ¥108.5 billion for the six months ended September 30, 2005, but were nil for the six months ended September 30, 2006.

Non-Interest Expense

The following table shows a summary of our non-interest expense for the six months ended September 30, 2005 and 2006:

	Six months ended September 30,
	2005	2006
	(in billions)
Salaries and employee benefits	¥316.8	¥425.0
Occupancy expenses—net	44.9	88.5
Fees and commission expenses	45.3	122.2
Depreciation of premises and equipment	23.3	52.0
Amortization of intangible assets	39.6	132.7
Impairment of intangible assets	—	151.5
Insurance premiums, including deposit insurance	26.4	55.7
Minority interest in income (loss) of consolidated subsidiaries	32.1	(0.8)
Communications	14.4	31.1
Other non-interest expenses	133.4	291.6

Total non-interest expense	¥676.2	¥1,349.5

Non-interest expense for the six months ended September 30, 2006 was ¥1,349.5 billion, an increase of ¥673.3 billion from ¥676.2 billion for the six months ended September 30, 2005. This increase was primarily due to the merger with UFJ Holdings, which increased most of our expense items. The increase in salaries and employee benefits due to the merger with UFJ Holdings was partially offset by the fact that for the six months ended September 30, 2005, we recognized a charge of approximately ¥71.2 billion regarding the transfer to the Japanese government of the substantial portion of employees’ pension fund plans, while for the six months ended September 30, 2006, there were no such expenses.

Fees and commissions expenses for the six months ended September 30, 2006 was ¥122.2 billion, an increase of ¥76.9 billion from ¥45.3 billion for the six months ended September 30, 2005. This increase was mainly due to the increase in expenses related to our subsidiaries in the consumer finance business.

Amortization of intangible assets for the six months ended September 30, 2006 was ¥132.7 billion, an increase of ¥93.1 billion, from ¥39.6 billion for the six months ended September 30, 2005. This increase was mainly due to the amortization of core deposit intangibles recognized in the merger with UFJ Holdings.

Impairment of intangible assets for the six months ended September 30, 2006 was ¥151.5 billion, an increase of ¥151.5 billion, from nil for the six months ended September 30, 2005. This was mainly due to the impairment of intangible assets related to our subsidiary in the consumer finance business caused by the downward revisions of projected earnings of the subsidiary due to adverse changes in the consumer finance business environment.

Income Tax Expense

The following table shows a summary of our income tax expense for the six months ended September 30, 2005 and 2006:

	Six months ended September 30,
	2005	2006
	(in billions, except percentages)
Income from continuing operations before income taxes	¥460.1	¥557.0
Income taxes	¥157.7	¥276.5
Effective income tax rate	34.3%	49.6%
Normal effective statutory tax rate	40.6%	40.6%

The normal effective statutory tax rate was 40.6% for the six months ended September 30, 2005 and 2006. For the six months ended September 30, 2006, the effective income tax rate was 49.6%, which was 9.0 percentage points higher than the normal effective statutory tax rate of 40.6%. The difference between the effective income tax rate and the normal effective statutory tax rate was mainly attributable to the increase in the valuation allowance against deferred tax assets, which amounted to ¥56.4 billion, or 10.1 percentage points of income from continuing operations before income taxes.

This increase in the valuation allowance resulted from the change in judgment about the realizability of the related deferred tax assets in future years, mainly due to the revision of the taxable income forecast of our subsidiary in the consumer finance business, and the reduction in deferred tax assets for an equity method investment in an affiliated consumer finance company.

The above change in circumstances in the consumer finance business was affected by the ensuing action toward legal revisions of consumer lending law to lower the interest rate permissible on consumer loans, and the significant increase in borrowers’ demands for repayment of excess interest payments over the limits stipulated by the Interest Rate Restriction Law.

For the six months ended September 30, 2005, the effective income tax rate was 34.3%, which was 6.3 percentage points lower than the normal statutory tax rate of 40.6%. The lower effective tax rate was primarily due to a realization of previously unrecognized tax benefit of our subsidiaries, which was ¥28.3 billion, or 6.1 percentage points of income from continuing operations before income taxes.

Business Segment Analysis

We measure the performance of each of our business segments primarily in terms of “operating profit”. Operating profit and other segment information are based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices and are not consistent with our consolidated financial statements prepared in accordance with US GAAP. For example, operating profit does not reflect items such as a part of provisions (credit) for credit losses, foreign exchange gains (losses) and equity investment securities gains (losses).

Effective April 1, 2004, we implemented an integrated business group system, which currently integrates the operations of BTMU, MUTB and MUS and other subsidiaries in the following three areas—Retail, Corporate and Trust Assets. This integrated business group system is intended to enhance synergies by promoting more effective and efficient collaboration between our subsidiaries. Under this system, as the holding company, we formulate strategy for the group on an integrated basis, which is then executed by the subsidiaries. Through this system, we aim to reduce overlapping of functions within the group, thereby increasing efficiency and realizing the benefits of group resources and scale of operations. Moreover, through greater integration of our shared expertise in banking, trust and securities businesses, we aim to deliver a more diverse but integrated lineup of products and services for our customers.

Effective April 1, 2005, we changed the classification of our business segments and included UNBC as a part of the Integrated Corporate Banking Business Group. We have also introduced a unified core deposit concept when measuring the performance of each business segment and made minor changes in the management accounting method. The unified core deposit concept takes into account that, a portion of the Japanese yen short-term deposits of our customers’ can be deemed as a long-term source of funding from an interest risk management perspective, and therefore the interest rate spread gained from the long-term funds should be allocated to the relevant business segments.

Effective October 1, 2005, we have changed the name of the Treasury business segment to Global Markets, in line with the name of the business segment in our subsidiary banks. The operations that constitute Global Markets have not been changed.

Operations that are not covered by the integrated business group system are classified under Global Markets and Other.

The following is a brief explanation of our business segments.

Integrated Retail Banking Business Group—Covers all domestic retail businesses, including commercial banking, trust banking and securities businesses. This business group integrates the retail business of BTMU, MUTB and MUS and other subsidiaries as well as retail product development, promotion and marketing in a single management structure. At the same time, the business group has developed and implemented MUFG Plaza, a one-stop, comprehensive financial services concept that provides integrated banking, trust and securities services.

Integrated Corporate Banking Business Group—Covers all domestic and overseas corporate businesses, including commercial banking, investment banking, trust banking and securities businesses as well as UNBC. UNBC consists of BTMU subsidiaries in California, UnionBanCal Corporation and Union Bank of California, N.A. Through the integration of these business lines, diverse financial products and services are provided to our corporate clients. The business group has clarified strategic domains, sales channels and methods to match the different growth stages and financial needs of our corporate customers. Regarding UNBC, as of September 30, 2006, BTMU owned 64% of UnionBanCal Corporation, a publicly traded company listed on the New York Stock Exchange. UnionBanCal is a U.S. commercial bank holding company. Union Bank of California, N.A., UnionBanCal’s bank subsidiary, is one of the largest commercial banks in California based on total assets and total deposits. UNBC provides a wide range of financial services to consumers, small businesses, middle market companies and major corporations, primarily in California, Oregon and Washington but also nationally and internationally.

Integrated Trust Assets Business Group—Covers asset management and administration services for products such as pension trusts and security trusts by integrating the trust banking expertise of MUTB and the global network of BTMU. The business group provides a full range of services to corporate and other pension funds, including stable and secure pension fund management and administration, advice on pension plans, and payment of benefits to plans members.

Global Markets—Global Markets consists of the treasury operations of BTMU and MUTB. Global Markets also conducts asset liability management and liquidity management and manages various financial operations such as money markets and foreign exchange operations and securities investments.

Other—Other mainly consists of the corporate center of MUFG, BTMU and MUTB. The elimination of duplicated amounts of net revenue among business segments is also reflected in Other.

Regarding the Integrated Corporate Banking Business Group, the presentation set forth below for the six months ended September 30, 2005 has been reclassified to conform to the new basis of segmentation and managerial accounting, including minor reclassification of subsidiaries within the Integrated Corporate Banking Business Group.

Effective April 1, 2006, there was a change in the managerial accounting method applied to trust fees, which mainly affected the Integrated Trust Assets Business Group, resulting in a ¥13.2 billion increase in net revenue and operating profit for the six months ended September 30, 2006 compared to the six months ended September 30, 2005.

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group				Total	Integrated Trust Assets Business Group	Global Markets	Other	Total
		Domestic	Overseas		Overseas total
			Other than UNBC	UNBC
	(in billions)
Six months ended September 30, 2005:
Net revenue	¥222.3	¥351.9	¥87.8	¥149.4	¥237.2	¥589.1	¥30.7	¥133.3	¥(8.2)	¥967.2
Operating expenses	161.0	134.1	63.5	90.3	153.8	287.9	23.9	19.4	45.1	537.3
Operating profit (loss)	61.3	217.8	24.3	59.1	83.4	301.2	6.8	113.9	(53.3)	429.9

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group				Total	Integrated Trust Assets Business Group	Global Markets	Other	Total
		Domestic	Overseas		Overseas total
			Other than UNBC	UNBC
				(in billions)
Six months ended September 30, 2006:
Net revenue	¥602.1	¥658.4	¥144.6	¥158.2	¥302.8	¥961.2	¥98.6	¥132.2	¥7.1	¥1,801.2
Operating expenses	417.3	277.3	83.4	95.4	178.8	456.1	53.2	23.9	76.8	1,027.3
Operating profit (loss)	184.8	381.1	61.2	62.8	124.0	505.1	45.4	108.3	(69.7)	773.9

Integrated Retail Banking Business Group

Net revenue of the Integrated Retail Banking Business Group increased by ¥379.8 billion, from ¥222.3 billion for the six months ended September 30, 2005 to ¥602.1 billion for the six months ended September 30, 2006. Net revenue of the Integrated Retail Banking Business Group mainly consists of revenue from commercial banking operations such as deposits and lending operations, and fees related to the sales of investment products to retail customers, as well as fees of subsidiaries within the Integrated Retail Banking Business Group. The increase in net revenue was mainly due to the merger with UFJ Holdings, as UFJ Holdings’ large domestic retail customer base increased net fees, as well as revenue from the deposits and consumer finance businesses, including those of UFJ NICOS. Other factors which increased net revenue are increases in fee income from investment trusts and the increase in interest spread from our domestic Japanese Yen deposits. These increases were partially offset by decreases in interest spread from our domestic housing loans.

Operating expenses of the Integrated Retail Banking Business Group increased by ¥256.3 billion, from ¥161.0 billion for the six months ended September 30, 2005 to ¥417.3 billion for the six months ended September 30, 2006. The merger with UFJ Holdings, along with an increase in general expenses due to the expansion of our consumer finance business, increased our operating expenses.

Operating profit of the Integrated Retail Banking Business Group increased by ¥123.5 billion, from ¥61.3 billion for the six months ended September 30, 2005 to ¥184.8 billion for the six months ended September 30, 2006. This increase was mainly due to the increase in net revenue, as stated above.

Integrated Corporate Banking Business Group

Net revenue of the Integrated Corporate Banking Business Group increased by ¥372.1 billion, from ¥589.1 billion for the six months ended September 30, 2005 to ¥961.2 billion for the six months ended September 30, 2006. Net revenue of the Integrated Corporate Banking Business Group mainly consists of revenue from lending and other commercial banking operations, investment banking and trust banking businesses to corporate clients, as well as fees of subsidiaries within the Integrated Corporate Banking Business Group. The increase in net revenue was due mainly to increased net revenue in domestic businesses, resulting from the merger with UFJ Holdings.

With regard to the domestic businesses, net revenue of ¥658.4 billion, an increase of ¥306.5 billion, was recorded for the six months ended September 30, 2006. This increase was mainly due to the merger with UFJ Holdings, which had a large customer base in domestic businesses. The decrease in interest spread from our lending operations to large and medium sized Japanese companies, due to the improvement in credit of the borrowers and increased competition with other financial institutions, partially offset the above increases in net revenue.

With regard to the overseas businesses, net revenue of ¥302.8 billion, an increase of ¥65.6 billion, was recorded for the six months ended September 30, 2006. This increase was also mainly due to the merger with UFJ Holdings, which had a large customer base in overseas businesses mainly consisting of loans to Japanese corporate clients situated outside Japan. Other factors which increased net revenue include the increase in net revenue at UNBC and our operations in Asia, excluding Japan. At UNBC, the increase in volume of loans to corporate customers and the increase in housing loans, as well as increases in fees from trust and investment management businesses contributed to the increase in net revenue. In our Asian operations, excluding Japan, there was an increase in revenue from both the deposit and foreign exchange businesses.

Operating expenses of the Integrated Corporate Banking Business Group increased by ¥168.2 billion, from ¥287.9 billion for the six months ended September 30, 2005 to ¥456.1 billion for the six months ended September 30, 2006. The merger with UFJ Holdings was the primary factor for this increase.

Operating profit of the Integrated Corporate Banking Business Group increased by ¥203.9 billion, from ¥301.2 billion for the six months ended September 30, 2005 to ¥505.1 billion for the six months ended September 30, 2006. This increase was due mainly to the increase in net revenue as stated above.

Integrated Trust Asset Business Group

Net revenue of the Integrated Trust Assets Business Group increased by ¥67.9 billion, from ¥30.7 billion for the six months ended September 30, 2005 to ¥98.6 billion for the six months ended September 30, 2006. Net revenue of the Integrated Trust Assets Business Group mainly consists of fees from asset management and administration services for products such as pension trusts and security trusts. The increase in net revenue was mainly due to the increase in business in pension products and investment trusts and the change in the managerial accounting method applied to trust fees. The change resulted in a ¥12.4 billion increase in net revenue and operating profit for the six months ended September 30, 2006 compared to the six months ended September 30, 2005. The merger with UFJ Holdings, and the consolidation of The Master Trust Bank of Japan, Ltd. as well as KOKUSAI Asset Management Co, Ltd. also contributed to the increase in net revenue.

Operating expenses of the Integrated Trust Assets Business Group increased by ¥29.3 billion, from ¥23.9 billion for the six months ended September 30, 2005 to ¥53.2 billion for the six months ended September 30, 2006. The increase in operating expenses was mainly due to the merger with UFJ Holdings, and due to the addition of newly consolidated subsidiaries.

Operating profit of the Integrated Trust Assets Business Group increased ¥38.6 billion, from ¥6.8 billion for the six months ended September 30, 2005 to ¥45.4 billion for the six months ended September 30, 2006. This increase was due mainly to the increase in net revenue as stated above.

Global Markets

Net revenue of Global Markets decreased by ¥1.1 billion, from ¥133.3 billion for the six months ended September 30, 2005 to ¥132.2 billion for the six months ended September 30, 2006. The decrease in net revenue was mainly caused by the rise in Japanese and foreign currency interest rates, which resulted in a decline in revenue from our bond trading operations in such currencies. This decrease was partially offset by the merger with UFJ Holdings, which also had a large treasury operation.

Financial Condition

Total Assets

Our total assets at September 30, 2006 were ¥183.83 trillion, representing a decrease of ¥2.39 trillion from ¥186.22 trillion at March 31, 2006. This decrease was primarily due to the decrease of ¥3.26 trillion in cash and due from banks, which in turn was due to the Bank of Japan ending its quantitative easing policy of providing ample liquidity by increasing the balance of current accounts held at the Bank of Japan. This decrease was partially offset by the increase in receivables under resale agreements and the increase in trading account assets.

Loan Portfolio

The following table sets forth our loans outstanding, before deduction of allowance for credit losses, at March 31, 2006 and September 30, 2006, based on classification by industry segment as defined by the Bank of Japan for regulatory reporting purposes, which is not necessarily based on use of proceeds:

	March 31, 2006	September 30, 2006
	(in billions)
Domestic:
Manufacturing	¥10,796.6	¥11,049.2
Construction	1,968.4	1,826.2
Real estate	8,616.6	8,319.4
Services	6,154.3	6,254.0
Wholesale and retail	9,532.8	9,599.2
Banks and other financial institutions	5,798.1	4,970.0
Communication and information services	1,182.5	1,199.0
Other industries	12,171.0	11,194.4
Consumer	23,727.8	24,314.4

Total domestic	79,948.1	78,725.8

Foreign:
Governments and official institutions	325.1	375.2
Banks and other financial institutions	1,152.6	1,906.8
Commercial and industrial	13,403.0	13,947.1
Other	666.7	472.3

Total foreign	15,547.4	16,701.4

Unearned income, unamortized premiums—net and deferred loan fees—net	11.3	0.4

Total	¥95,506.8	¥95,427.6

Loans are our primary use of funds. The average loan balance accounted for 51.02% of total interest-earning assets for the six months ended September 30, 2005 and 56.66% for the six months ended September 30, 2006.

At September 30, 2006, our total loans were ¥95.43 trillion, representing a decrease of ¥0.08 trillion, from ¥95.51 trillion at March 31, 2006. Before the unearned income, unamortized premiums–net and deferred loan fees–net, our loan balance at September 30, 2006, consisted of ¥78.73 trillion of domestic loans and ¥16.70 trillion of foreign loans while the loan balance at March 31, 2006 consisted of ¥79.95 trillion of domestic loans and ¥15.55 trillion of foreign loans

Domestic loans decreased by ¥1.22 trillion and overseas loans increased by ¥1.15 trillion.

The decrease in domestic loans was mainly due to an adjustment by our borrowers to reduce their borrowings from us, as their borrowings from us compared to other financial institutions increased following the merger with UFJ Holdings, the progress in collection of problem loans, in addition to the weak demand for loans among large corporations, despite the improving conditions in the Japanese economy. The increase in foreign loans was mainly due to increases in loans to non-Japanese borrowers in Europe and Asia, resulting from active corporate buyouts and increased resource development projects.

Although most of the domestic loans by industry segment either decreased or remained relatively unchanged, domestic consumer loans increased. The increase in domestic consumer loans was mainly due to the increase of housing loans in Japan resulting from steady housing demand.

Allowance for Credit Losses, Nonperforming and Past Due Loans

The following table shows a summary of the changes in the allowance for credit losses for the fiscal year ended March 31, 2006 and for the six months ended September 30, 2005 and 2006:

	Fiscal year ended March 31,	Six months ended September 30,
	2006	2005	2006
	(in billions)
Balance at beginning of fiscal year	¥739.9	¥739.9	¥1,012.2

Additions resulting from the merger with UFJ Holdings (1)	287.5	—	—
Provision (credit) for credit losses	110.2	(83.6)	189.5

Charge-offs:
Domestic	(153.6)	(69.3)	(130.3)
Foreign	(11.2)	(3.4)	(5.6)

Total	(164.8)	(72.7)	(135.9)
Recoveries	28.6	29.1	37.2

Net charge-offs	(136.2)	(43.6)	(98.7)
Others (2)	10.8	4.6	0.1

Balance at end of period	¥1,012.2	¥617.3	¥1,103.1

Notes:

(1)	Additions resulting from the merger with UFJ Holdings represent the valuation allowance for acquired loans outside the scope of SOP 03-3. The allowance for credit losses on loans within the scope of SOP 03-3 was not carried over.
(2)	“Others” principally include foreign currency translation and discontinued operations adjustments.

As previously stated, credit losses of ¥189.5 billion was recorded for the six months ended September 30, 2006, as compared with a reversal of the allowance for credit losses of ¥83.6 billion recorded for the six months ended September 30, 2005.

On the other hand, charge-offs for the six months ended September 30, 2006 were ¥135.9 billion, an increase of ¥63.2 billion from ¥72.7 billion for the six months ended September 30, 2005. Charge-offs mainly increased in our banking and consumer finance subsidiaries due to the merger with UFJ Holdings.

As a result, the total allowance as of September 30, 2006 was ¥1,103.1 billion, an increase of ¥90.9 billion from ¥1,012.2 billion at March 31, 2006.

The following table summarizes the allowance for credit losses by component at March 31, 2006 and September 30, 2006:

	March 31, 2006	September 30, 2006
	(in billions)
Allocated allowance
Specific-Specifically identified problem loans	¥441.4	¥527.1
Large groups of smaller balance homogeneous loans	152.3	137.3
Loans exposed to specific country risk	0.1	0.2
Formula-substandard, special mention and other loans	410.7	430.9
Unallocated allowance	7.7	7.6

Total allowance	¥1,012.2	¥1,103.1

Allowance policy

Our credit rating system is closely linked to the risk grading standards set by the Japanese regulatory authorities for asset evaluation and assessment, and is used as a basis for establishing the allowance for credit losses and charge-offs. The categorization is based on conditions that may affect the ability of borrowers to service their debt, such as current financial condition and results of operations, historical payment experience, credit documentation, other public information and current economic trends.

Change in total allowance and provision for credit losses

At September 30, 2006, the total allowance for credit losses was ¥1,103.1 billion, representing 1.16% of our total loan portfolio. At March 31, 2006, the total allowance for credit losses was ¥1,012.2 billion, representing 1.06% of our total loan portfolio.

The total allowance slightly increased from ¥1,012.2 billion at March 31, 2006 to ¥1,103.1 billion at September 30, 2006, as the reversal of the allowance of credit losses for the fiscal year ended March 31, 2006 turned into provision for credit losses for the six months ended September 30, 2006.

For the six months ended September 30, 2006, provision for credit losses of ¥189.5 billion was recorded, as compared with a reversal of the allowance for credit losses of ¥83.6 billion recorded for the six months ended September 30, 2005.

For the six months ended September 30, 2006, provision for credit losses was recorded mainly due to the downgrades of credit ratings of certain borrowers to whom we had large exposures and also due to the effect of adopting SOP 03-3. On the other hand, there were upgrades of many borrowers’ credit ratings resulting from improvements in their business performance mainly attributable to the general recovery in the Japanese economy, as well as upgrades of credit ratings of borrowers to whom we had large exposures who made progress in their restructuring plans.

In accordance with SOP 03-3, the favorable impact from the improvement in the quality of our loan portfolio acquired in the merger with UFJ Holdings was not reflected in the reversal of allowance for credit losses, because any subsequent increases in expected cash flows from impaired loans acquired in the merger with UFJ Holdings were accounted for as adjustments to accretable yields. The favorable impact on the quality of these loans were reflected in the increase in interest income and the gains on sales of loans included in non-interest income.

During the six months ended September 30, 2006, there were no significant changes in our general allowance policy, which affected our allowance for credit losses for the period, resulting from directives, advice or counsel from governmental or regulatory bodies.

Allocated allowance for specifically identified problem loans

The allocated credit loss allowance for specifically identified problem loans represents the allowance against impaired loans called for in SFAS No. 114, “Accounting by Creditors for Impairment of a Loan.” Impaired loans primarily include nonaccrual loans and restructured loans. We generally discontinue accrual of interest income on loans when substantial doubt exists as to the full and timely collection of either principal or interest, or when principal or interest is contractually past due one month or more with respect to loans of our domestic banking subsidiaries, including BTMU and MUTB, and 90 days or more with respect to loans of certain foreign banking subsidiaries. Loans are classified as restructured loans when we grant a concession to the borrowers for economic or legal reasons related to the borrowers’ financial difficulties.

Detailed reviews of impaired loans are performed after a borrower’s annual or semi-annual financial statements first become available. In addition, as part of an ongoing credit review process, our credit officers monitor changes in all customers’ creditworthiness, including bankruptcy, past due principal or interest, downgrading of external credit rating, declining stock price, business restructuring and other events, and reassess borrowers’ ratings in response to such events. This credit monitoring process forms an integral part of our overall control process. An impaired loan is evaluated individually based on the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price or the fair value of the collateral at the annual and semi-annual fiscal year end, if the loan is collateral-dependent at a balance-sheet date.

The following table summarizes nonaccrual and restructured loans, and accruing loans that are contractually past due 90 days or more as to principal or interest payments, at March 31, 2006 and September 30, 2006:

	March 31, 2006	September 30, 2006
	(in billions, except percentages)
Nonaccrual Loans:
Domestic:
Manufacturing	¥126.9	¥57.4
Construction	37.7	35.3
Real estate	162.8	125.6
Services	60.7	128.8
Wholesale and retail	128.6	117.2
Banks and other financial institutions	15.8	1.2
Communication and information services	12.8	15.1
Others industries	29.2	137.6
Consumer	360.7	319.8

Total domestic	935.2	938.0
Foreign:	74.6	63.5

Total nonaccrual loans	1,009.8	1,001.5

	March 31, 2006	September 30, 2006
	(in billions, except percentages)
Restructured Loans:
Domestic:
Manufacturing	¥50.9	¥87.8
Construction	30.8	31.4
Real estate	149.7	112.6
Services	58.4	56.2
Wholesale and retail	379.9	272.2
Banks and other financial institutions	0.1	0.9
Communication and information services	8.2	2.4
Others industries	157.4	115.9
Consumer	101.8	84.9

Total domestic	937.2	764.3
Foreign:	74.7	96.9

Total restructured loans	1,011.9	861.2

Accruing loans contractually past due 90 days or more:
Domestic	21.9	18.2
Foreign	1.1	1.3

Total accruing loans contractually past due 90 days or more	23.0	19.5

Total	¥2,044.7	¥1,882.2

Total Loans	¥95,506.8	¥95,427.6

Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more as a percentage of total loans	2.14%	1.97%

We have been actively making efforts to reduce our nonperforming loans. These efforts have been made to improve the quality of our own loan assets, which conforms to the policy to decrease nonperforming loans under the program for financial revival announced by the Japanese government in October 2002. Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more decreased by ¥162.5 billion from March 31, 2006 to ¥1,882.2 billion at September 30, 2006. Due to the decrease in the total amount of nonperforming loans to total loans decreased to 1.97% at September 31, 2006 from 2.14% at March 31, 2006.

Total nonaccrual loans were ¥1,001.5 billion at September 30, 2006, a slight decrease of ¥8.3 billion, or 0.8%, from ¥1,009.8 billion at March 31, 2006. Domestic nonaccrual loans increased by ¥2.8 billion, while foreign nonaccrual loans decreased by ¥11.1 billion. The main reason for the decreases was upgrades of credit ratings of borrowers resulting from improvements in their business performance attributable to the general recovery of the Japanese economy and upgrades of credit ratings of borrowers to whom we had large exposures who made progress in their restructuring plans. The main reason for the increase was due to downgrades of borrowers to whom we had large exposures.

Domestic nonaccrual loans to the manufacturing industry decreased significantly to ¥57.4 billion at September 30, 2006 from ¥126.9 billion at March 31, 2006, while domestic nonaccrual loans to the service industry increased to ¥128.8 billion at September 30, 2006, from ¥60.7 billion at March 31, 2006, and domestic nonaccrual loans to other industries increased to ¥137.6 billion from ¥29.2 billion. These differences were due to changes in credit ratings of borrowers to whom we had large exposures.

Total restructured loans were ¥861.2 billion at September 30, 2006, a decrease of ¥150.7 billion, or 14.9%, from ¥1,011.9 billion at March 31, 2006. Domestic restructured loans, decreased by ¥172.9 billion mainly due to upgrades of credit ratings of borrowers resulting from improvements in their business performance attributable to the general recovery of the Japanese economy, as well as upgrades of credit ratings of borrowers to whom we had large exposures who made progress in their restructuring plans.

Foreign restructured loans increased by ¥22.2 billion mainly due to upgrades of nonaccrual loans to restructured loans status, regarding loans to overseas affiliated companies of relatively large domestic borrowers.

Restructured loans decreased in most of the industry segments, along with the general decrease in restructured loans. However, restructured loans in manufacturing increased by ¥36.9 billion to ¥87.8 billion from ¥50.9 billion at March 31, 2006, mainly due to upgrades of credit ratings of borrowers, from nonaccrual loans to restructured loans, to whom we had large exposures.

The following table summarizes the balances of impaired loans and related impairment allowances at March 31, 2006 and September 30, 2006, excluding smaller-balance homogeneous loans:

	March 31, 2006		September 30, 2006
	Loan balance	Impairment allowance	Loan balance	Impairment allowance
	(in billions, except percentages)
Requiring an impairment allowance	¥1,205.6	¥441.4	¥1,117.6	¥527.1
Not requiring an impairment allowance	254.0	—	227.7	—

Total	¥1,459.6	¥441.4	¥1,345.3	¥527.1

Percentage of the allocated allowance to total impaired loans	30.2%		39.2%

In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of ¥0.2 billion and ¥0.6 billion at March 31, 2006 and September 30, 2006, respectively.

Impaired loans decreased by ¥114.3 billion, or 7.8%, from ¥1,459.6 billion at March 31, 2006 to ¥1,345.3 billion at September 30, 2006, reflecting decreases in restructured loans.

The percentage of the allocated allowance to total impaired loans rose by 9.0 percentage points to 39.2% at September 30, 2006 from 30.2% at March 31, 2006, because the loans to the borrowers with large exposures with low total coverage ratio became impaired loans, and at the same time, the ratio of nonaccrual loans, whose percentage of the allocated allowance is higher than the allocated allowance for other categories of impaired loans, has risen due to the decrease of restructured loans.

Based upon a review of the financial status of our borrowers, our banking subsidiaries may grant various concessions (modification of loan terms) to troubled borrowers at the borrowers’ request, including reductions in the stated interest rates, debt write-off, and extensions of the maturity date.

According to the policies of each of our banking subsidiaries, such modifications are made to mitigate the near-term burden of the loans to the borrowers and to better match the payment terms with the borrowers’ expected future cash flows or, in cooperation with other creditors, to reduce the overall debt burden of the borrowers so that they may normalize their operations, in each case to improve the likelihood that the loans will be repaid in accordance with the revised terms.

The nature and amount of the concessions depend on the particular financial condition of each borrower. In principle, however, none of our banking subsidiaries modify the terms of loans to borrowers that are considered “Likely to Become Bankrupt,” “Virtually Bankrupt” or “Bankrupt” under the self-assessment categories established by Japanese banking regulations because in these cases there is little likelihood that the modification of loan terms would enhance recovery of the loans.

Allocated allowance for large groups of smaller-balance homogeneous loans

The allocated credit loss allowance for large groups of smaller-balance homogeneous loans is focused on loss experience for the pools of loans rather than on an analysis of individual loans. Large groups of smaller-

balance homogeneous loans primarily consist of first mortgage housing loans to individuals. The allowance for groups of performing loans is based on historical loss experience over a period. In determining the level of the allowance for delinquent groups of loans, we classify groups of homogeneous loans based on the risk rating and/or the number of delinquencies. We determine the credit loss allowance for delinquent groups of loans based on the probability of insolvency by the number of actual delinquencies and actual loss experience.

The loss experience is usually determined by reviewing the historical loss rate. The allocated credit loss allowance for large groups of smaller-balance homogeneous loans was ¥137.3 billion at September 30, 2006, a slight decrease of ¥15.0 billion from ¥152.3 billion at March 31, 2006.

Allocated allowance for country risk exposure

The allocated credit loss allowance for country risk exposure is based on an estimate of probable losses relating to the exposure to countries that we identify as having a high degree of transfer risk. We use a country risk grading system that assigns risk ratings to individual countries. To determine the risk rating, we consider the instability of foreign currency and difficulties regarding debt servicing.

The allowance is determined based on the assessment of individual country risks, taking into consideration various factors such as the political and macroeconomic situation and debt repayment capability. It is generally based on a function of default probability and expected recovery ratios, taking external credit ratings into account.

The allocated allowance for country risk exposure was ¥0.2 billion at September 30, 2006, which is about the same level as ¥0.1 billion at March 31, 2006.

Formula allowance for substandard, special mention and unclassified loans

The formula allowance is calculated by applying estimated loss factors to outstanding substandard, special mention and unclassified loans. In evaluating inherent loss for these loans, we rely on a statistical analysis that incorporates a percentage of total loans based on historical loss experience.

The formula allowance increased by ¥20.2 billion from ¥410.7 billion at March 31, 2006 to ¥430.9 billion at September 30, 2006. The main reason for this increase of allowance was the downgrading of loans to some borrowers to whom we had large exposures to substandard loans or special mention loans.

Investment Portfolio

Our investment securities are primarily comprised of marketable equity securities and Japanese government and Japanese government agency bonds, which are mostly classified as available-for-sale securities. We also hold Japanese government bonds which are classified as securities being held to maturity.

Historically, we have held equity securities of some of our customers for strategic purposes, in particular to maintain long-term relationships with these customers. However, we have been reducing the aggregate value of our equity securities because we believe that from a risk management perspective reducing the price fluctuation risk in our equity portfolio is imperative. As of September 30, 2006, the aggregate value of our marketable equity securities under Japanese GAAP satisfies the requirements of the legislation forbidding banks from holding equity securities in excess of their Tier I capital after September 30, 2006.

The following table shows information on the value of our investment securities available for sale and being held to maturity at March 31, 2006 and September 30, 2006:

	March 31, 2006			September 30, 2006
	Amortized cost	Estimated fair value	Net unrealized gains (losses)	Amortized cost	Estimated fair value	Net unrealized gains
	(in billions)
Securities available for sale:
Debt securities, principally Japanese government bonds and corporate bonds	¥36,737.2	¥36,939.1	¥201.9	¥36,525.3	¥36,985.0	¥459.7
Marketable equity securities	4,852.9	8,546.8	3,693.9	4,764.5	8,006.5	3,242.0

Total securities available for sale	¥41,590.1	¥45,485.9	¥3,895.8	¥41,289.8	¥44,991.5	¥3,701.7

Debt securities being held to maturity, principally Japanese government bonds	¥2,466.1	¥2,451.8	¥(14.3)	¥2,871.1	¥2,874.4	¥3.3

The estimated fair value of available-for-sale securities decreased by ¥0.50 trillion from ¥45.49 trillion at March 31, 2006 to ¥44.99 trillion at September 30, 2006. This decrease was primarily due to a decrease in accumulated net unrealized gains on marketable equity securities, due to the decline in Japanese stock market at September 30, 2006, compared to March 31, 2006. The Nikkei Stock Average, which is an average of 225 blue chip stocks listed on the Tokyo Stock Exchange, declined from ¥17,059.66 at March 31, 2006 to ¥16,127.58 at September 30, 2006. Similarly, the Tokyo Stock Price Index, or TOPIX, a composite index of all stocks listed on the First Section of the Tokyo Stock Exchange, declined from 1,728.16 at March 31, 2006 to 1,610.73 at September 30, 2006.

The amortized cost of securities being held to maturity increased ¥0.41 trillion as our treasury operations increased holdings in Japanese government bonds because such bonds with medium- and long-term maturity were an attractive investment option for us.

Cash and Due from Banks

Cash and due from banks at September 30, 2006 was ¥2.98 trillion, a decrease of ¥3.26 trillion from ¥6.24 trillion at March 31, 2006. The decrease in cash and due from banks was primarily attributable to a decrease in deposits with the Bank of Japan at September 30, 2006, which in turn was due to the Bank of Japan ending its quantitative easing policy of providing ample liquidity by increasing the balance of current accounts held at the Bank of Japan.

Intangible Assets—net

For the six months ended September 30, 2006, we recognized ¥151.5 billion of impairment losses of intangible assets primarily for customer relationships and trade names under the Integrated Retail Banking Business Group. These intangible assets were initially valued based on expected future cash flows. The future cash flows were negatively revised due to the adverse change in the business environment for consumer finance companies attributable to an ensuing action toward legal revisions of consumer lending law to lower the interest rate permissible on consumer loans and, accordingly, we revalued these intangible assets and recognized the impairment losses. See note 6 to our condensed consolidated financial statements for more information.

Deferred Tax Assets

Deferred tax assets at September 30, 2006 was ¥1.07 trillion, a decrease of ¥0.14 trillion, from ¥1.21 trillion at March 31, 2006. This decrease was mainly attributable to the reduction in net operating loss carryforwards of BTMU. This reduction in net operating loss carryforwards of BTMU resulted from the utilization of unused tax losses rather than tax losses expiring before they have been used.

Assets and Liabilities Attributable to Discontinued Operations

Assets attributable to discontinued operations decreased from ¥124.5 billion at March 31, 2006 to ¥5.1 billion at September 30, 2006. Similarly, liabilities attributable to discontinued operations decreased from ¥118.8 billion at March 31, 2006 to ¥1.4 billion at September 30, 2006. These decreases were primarily due to the sale of the international correspondent banking operations of UNBC to Wachovia Bank during the six months ended September 30, 2006.

Total Liabilities

At September 30, 2006, total liabilities were ¥174.26 trillion, a decrease of ¥2.29 trillion, from ¥176.55 trillion at March 31, 2006. This decrease primarily reflected decreases in total deposits.

Deposits

Deposits are our primary source of funds. At September 30, 2006, total deposits were ¥123.23 trillion, a decrease of ¥3.41 trillion from ¥126.64 trillion at March 31, 2006. At September 30, 2006, total average deposits were ¥123.50 trillion.

Domestic deposits decreased ¥3.82 trillion from ¥110.06 trillion at March 31, 2006 to ¥106.24 trillion at September 30, 2006, due to the decrease of ¥4.29 trillion in non-interest bearing deposits. The decrease in non-interest bearing deposits was mainly caused by a decline in deposit balances of corporate accounts due to the rise in Japanese short term interest rates. On the other hand, foreign deposits increased ¥0.41 trillion from ¥16.58 trillion at March 31, 2006 to ¥16.99 trillion at September 30, 2006.

Short-term Borrowings

We use short-term borrowings as a funding source and in our management of interest rate risk. For management of interest rate risk, short-term borrowings are used in asset liability management operations to match interest rate risk exposure resulting from loans and other interest-earning assets and for managing funding costs of various financial instruments at an appropriate level as a whole, based on our forecast of future interest rate levels. Short-term borrowings include call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust accounts and other short-term borrowings.

Short-term borrowings decreased ¥0.06 trillion from ¥24.35 trillion at March 31, 2006 to ¥24.29 trillion at September 30, 2006.

Sources of Funding and Liquidity

Our primary source of liquidity is from a large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits. Time deposits have shown a historically high rollover rate among our corporate customers and individual depositors. Due to the stable economic and financial environment in Japan, as well as to our broad customer base in Japan, the balance of our deposits have generally remained stable, from

¥126.64 trillion at March 31, 2006 to ¥123.23 trillion at September 30, 2006. As of September 30, 2006, our deposits exceeded our loans, net of allowance for credit losses of ¥94.32 trillion, by ¥28.91 trillion. These deposits provide us with a sizable source of stable and low-cost funds. Our average deposits of ¥123.50 trillion, combined with average shareholders’ equity of ¥9.26 trillion, funded 72.4% of our average total assets of ¥183.29 trillion during the six months ended September 30, 2006.

Most of the remaining funding was provided by short-term borrowings and long-term senior and subordinated debt. Short-term borrowings consist of call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account and other short-term borrowings. From time to time, we have issued long-term instruments such as straight bonds with mostly three to five year maturities. Liquidity may also be provided by the sale of financial assets, including securities available for sale, trading account securities and loans. Additional liquidity may be provided by matured loans.

Other than the limitations under the Company Act of Japan, there are no material legal or economic restrictions on the ability of subsidiaries to transfer funds to us in the form of cash dividends, loans or advances that have had, or are expected to have, an impact on our ability to meet our cash obligations. There are no covenants in our debt instruments that would materially affect our ability to obtain necessary funding.

Shareholders’ Equity

The following table presents a summary of our shareholders’ equity at March 31, 2006 and at September 30, 2006:

	March 31, 2006	September 30, 2006
	(in billions, except percentages)
Preferred stock	¥247.1	¥247.1
Common stock	1,084.7	1,084.7
Capital surplus	5,566.9	5,795.6
Retained earnings	1,664.2	1,666.4
Accumulated other changes in equity from nonowner sources, net of taxes	1,880.2	1,769.0
Treasury stock, at cost	(774.9)	(1,000.5)

Total shareholders’ equity	¥9,668.2	¥9,562.3

Ratio of total shareholders’ equity to total assets	5.19%	5.20%

Total shareholders’ equity decreased by ¥105.9 billion from ¥9,668.2 billion at March 31, 2006 to ¥9,562.3 billion at September 30, 2006, and the ratio of total shareholders’ equity to total assets showed an increase of 0.01 percentage points from 5.19% at March 31, 2006 to 5.20% at September 30, 2006. The decrease in total shareholders’ equity for the six months ended September 30, 2006 was mainly due to the increase in treasury stock of ¥225.6 billion and the decrease in accumulated other changes in equity from nonowner sources of ¥111.2 billion, which were partially offset by the increase in retained earnings. The increase in treasury stock was mainly due to repurchases of our common stock in conjunction with the repayment of public funds, while the decrease in accumulated other changes in equity from nonowner sources was primarily due to the decrease in net unrealized holding gains on investment securities available for sale.

Due to our holdings of a large amount of marketable Japanese equity securities and the volatility of the equity markets in Japan, changes in the fair value of marketable equity securities have significantly affected our shareholders’ equity. The following table presents information relating to the accumulated net unrealized gains before tax effect in respect of marketable equity securities at March 31, 2006 and September 30, 2006:

	March 31, 2006	September 30, 2006
	(in billions, except percentages)
Accumulated net unrealized gains	¥3,693.9	¥3,242.0
Accumulated net unrealized gains to total assets	1.98%	1.76%

The decrease in accumulated net unrealized gains on marketable equity securities at September 30, 2006 was mainly due to the decline in the Japanese stock market compared to March 31, 2006.

Capital Adequacy

We are subject to various regulatory capital requirements promulgated by the regulatory authorities of the countries in which we operate. Failure to meet minimum capital requirements can initiate mandatory actions by regulators that, if undertaken, could have a direct material effect on our consolidated financial statements.

We continually monitor our risk-adjusted capital ratio closely and manage our operations in consideration of the capital ratio requirements. These ratios are affected not only by fluctuations in the value of our assets, including our marketable securities and deferred tax assets, but also by fluctuations in the value of the yen against the U.S. dollar and other foreign currencies and by general price levels of Japanese equity securities.

Mitsubishi UFJ Financial Group Ratios

The table below presents our consolidated risk-based capital, risk-adjusted assets and risk-based capital ratios at March 31, 2006 and September 30, 2006 (The underlying figures are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, as required by the Financial Services Agency.):

	March 31, 2006	September 30, 2006	Minimum capital ratios required
	(in billions, except percentages)
Capital components:
Tier I capital	¥7,501.7	¥7,682.1
Tier II capital includable as qualifying capital	6,293.7	6,076.2
Deductions from total qualifying capital	(335.0)	(296.2)

Total risk-based capital	13,460.4	13,462.1
Risk-weighted assets	110,292.7	112,567.5

Capital ratios:
Tier I capital	6.80%	6.82%	4.00%
Total risk-based capital	12.20	11.96	8.00

Our Tier I ratio increased 0.02 percentage points from 6.80% at March 31, 2006 to 6.82% at September 30, 2006. This increase was primarily a result of the increase in our retained earnings. On the other hand, our total risk-based capital decreased 0.24 percentage points from 12.20% at March 31, 2006 to 11.96% at September 30, 2006, primarily due to a decrease in our Tier II capital, which was mainly caused by the decline in the amount of unrealized gains on investment securities under Japanese GAAP.

Capital Ratios of Our Major Subsidiary Banks in Japan

The table below presents the risk-based capital ratios of Bank of Tokyo-Mitsubishi UFJ and Mitsubishi UFJ Trust Bank at March 31, 2006 and September 30, 2006 (The underlying figures are calculated in accordance with Japanese banking regulations based on information derived from their consolidated and non-consolidated financial statements prepared in accordance with Japanese GAAP, as required by the Financial Services Agency.):

	March 31, 2006	September 30, 2006	Minimum capital ratios required
Consolidated capital ratios:
Bank of Tokyo-Mitsubishi UFJ
Tier I capital	7.05%	6.97%	4.00%
Total risk-based capital	12.48	12.15	8.00
Mitsubishi UFJ Trust Bank
Tier I capital	8.80	9.31	4.00
Total risk-based capital	13.06	14.89	8.00

Stand-alone capital ratios:
Bank of Tokyo-Mitsubishi UFJ
Tier I capital	7.47	7.43	4.00
Total risk-based capital	13.29	12.91	8.00
Mitsubishi UFJ Trust Bank
Tier I capital	8.40	8.84	4.00
Total risk-based capital	12.65	14.44	8.00

At September 30, 2006, management believes that our subsidiary banks were in compliance with all capital adequacy requirements to which they are subject.

Capital Ratios of Subsidiary Banks in the United States

The table below presents the risk-based capital ratios of UnionBanCal Corporation and Union Bank of California, both subsidiaries of Bank of Tokyo-Mitsubishi UFJ, at December 31, 2005 and at June 30, 2006 (The underlying figures are calculated in accordance with U.S. banking regulations based on information derived from the financial statements prepared in accordance with U.S. GAAP as required by the Office of the Comptroller of the Currency of the United States (“OCC”).):

	December 31, 2005	June 30, 2006	Minimum capital ratios required	Well-capitalized regulatory requirement
UnionBanCal Corporation:
Tier I capital (to risk-weighed assets)	9.17%	8.92%	4.00%	—
Tier I capital (to quarterly average assets)*	8.39	8.74	4.00	—
Total capital (to risk-weighted assets)	11.10	12.05	8.00	—
Union Bank of California:
Tier I capital (to risk-weighed assets)	9.62%	9.29%	4.00%	6.00%
Tier I capital (to quarterly average assets)*	8.78	9.11	4.00	5.00
Total capital (to risk-weighted assets)	10.59	11.60	8.00	10.00

*	Excludes certain intangible assets.

As of December 31, 2005 and June 30, 2006, Union Bank of California was categorized as “well-capitalized” under the regulatory framework for prompt corrective action in accordance with the notification from the OCC. To be categorized as “well capitalized,” Union Bank of California must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed Union Bank of California’s category.

Capital Ratio of Mitsubishi UFJ Securities

At September 30, 2006, Mitsubishi UFJ Securities’ capital accounts, less certain illiquid assets of ¥669.5 billion, were 501.5% of the total amounts equivalent to market, counterparty credit and operations risks. A capital ratio of less than 140% will call for regulatory reporting, a capital ratio of less than 120% may result in an order to change the method of business and a capital ratio of less than 100% may lead to a suspension of all or part of the business for a period of time and license cancellation.

Off-Balance Sheet Arrangements

In the normal course of business, we engage in several types of off-balance-sheet arrangements to meet the financing needs of customers, including various types of guarantees, commitments to extend credit and commercial letters of credit. The contractual amounts of these guarantees and other off-balance-sheet instruments represent the amounts at risk should the contracts be fully drawn upon with a subsequent default by our customer and a decline in the value of the underlying collateral. Since many of these contracts expire without being drawn down, the total contractual or notional amounts of these contracts do not necessarily represent our future cash requirements. See note 13 to our condensed consolidated financial statements for the contractual or notional amounts of such contracts.

In addition, some of our off-balance-sheet arrangements are related to the activities of VIEs. See note 15 to our condensed consolidated financial statements for further discussion of these VIEs.

Market Risk

Trading Activities.    The VaR for MUFG’s total trading activities in the six months ended September 30, 2006 is presented in the table below. Total amounts of VaR as of September 30, 2006 was higher than the VaR at March 31, 2006. As of September 30, 2006, market risks related to yen interest rate, foreign exchange rate and commodities had increased, while risks related to US dollar interest rate and equities had decreased.

	VaR for Trading Activities (MUFG) (April 2006—September 2006)
	(in billions)
Risk category	Daily avg.	High	Low	September 30, 2006	March 31, 2006 (reference)
Interest rate	¥4.57	¥6.93	¥3.00	¥4.64	¥3.65
Of which, yen	2.37	3.70	1.44	2.88	2.51
Of which, U.S. dollar	1.52	3.27	0.43	1.18	1.35
Foreign exchange	2.10	3.87	0.46	1.33	0.74
Equities	0.51	1.94	0.24	0.30	0.45
Commodities	0.11	0.34	0.07	0.09	0.07
Diversification effect	(1.97)	—	—	(1.38)	(1.10)

Total	¥5.32	¥8.07	¥3.75	¥4.98	¥3.81

Note:	Based on a 10-day holding period, with a confidence interval of 99% based on 701 business days of historical data. The highest and lowest VaR were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.

MUFG’s daily average VaR by quarter in the six months ended September 30, 2006 was as follows:

Quarter (MUFG)	Daily average VaR
April - June 2006	¥5.28 billion
July - September 2006	¥5.36 billion

Quantitative market risks fluctuated throughout April—September 2006, reflecting the reaction of trading activities to market volatility. Although market conditions were often volatile during the six months ended September 30, 2006, our trading-related revenue was relatively stable, with positive trading-related revenue recorded for 113 of 130 trading days during the period. Furthermore, the amount of trading-related revenue per day was kept within a stable range, with 34 days of positive revenue and 1 day of negative revenue exceeding ¥1 billion.

Backtesting.    We conduct backtesting in which estimated quantitative risks are compared with actual realized and unrealized losses to verify the accuracy of our VaR measurement model. Actual losses never exceeded VaR in our backtesting of 250 trading days ended September 30, 2006. We believe that this demonstrates that our VaR model provided reasonably accurate measurements.

Stress Testing.    We calculate, on a daily basis, the predicted losses of our current positions in each market sector, applying the worst ten-day volatility recorded during the observation period of 701 business days. As of September 30, 2006, we held a total trading activity position of ¥7.0 billion of predicted losses as compared to ¥4.5 billion as of March 31, 2006.

Capital Charges for Market Risk.    The market risk regulations stipulated in the Basel Capital Accord require us to include the effects of market risk in calculating capital adequacy ratios. MUFG, the holding company and our major subsidiaries (Bank of Tokyo- Mitsubishi UFJ, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities) use an internal model approach to calculate general market risk, and a standardized approach to calculate specific risk. In applying the internal model approach, we are required to meet qualitative and quantitative criteria. Internal and external examinations have demonstrated that our systems have been able to meet these strict requirements.

Non-Trading Activities.    VaR for MUFG’s total non-trading activities as of September 30, 2006, excluding market risks related to our strategic equity portfolio and measured using the same standard as used for trading activities, was ¥201.54 billion, a ¥10.46 billion decrease from March 31, 2006. In the six months ended September 30, 2006, market risks related to interest rate decreased ¥42.90 billion, while risk related to equities increased ¥5.41 billion.

Based on a simple summation of the figures across risk categories, interest rate risks accounted for approximately 55% of our total non-trading activity market risks, consisting of interest rate risk, foreign exchange rate risk, equities risk and commodities risk. In the six months ended September 30, 2006, the daily average interest rate VaR totaled ¥167.91 billion, with the highest recorded VaR being ¥185.78 billion and the lowest being ¥145.47 billion.

MUFG’s daily average interest rate VaR by quarter in the six months ended September 30, 2006 was as follows (MUFG):

Quarter	Daily average VaR
April - June 2006	¥167.59 billion
July - September 2006	¥168.23 billion

We analyze interest rate risks by major currencies as of September 30, 2006 and compared the result to that at March 31, 2006. The Japanese yen interest rate risk ratio as of September 30, 2006 decreased from 48% to 44%, the U.S. dollar-related interest rate risk ratio slightly increased from 43% to 44%, and the euro-related interest rate risk increased from 8% to 11%, each as compared to March 31, 2006.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)

	September 30, 2005 (Restated, see Note 2)	March 31, 2006	September 30, 2006
	(in millions)
Assets:
Cash and due from banks	¥5,443,680	¥6,235,278	¥2,976,980
Interest-earning deposits in other banks	4,634,882	6,240,654	5,874,328
Call loans, funds sold, and receivables under resale agreements	3,712,620	3,406,278	5,272,542
Receivables under securities borrowing transactions	4,529,438	5,142,074	4,315,880
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥2,638,282 million at September 30, 2005, ¥3,970,820 million at March 31, 2006 and ¥4,854,756 million at September 30, 2006)	8,649,936	10,728,023	11,549,162
Investment securities:
Securities available for sale—carried at estimated fair value (including assets pledged that secured parties are permitted to sell or repledge of ¥3,376,495 million at September 30, 2005, ¥3,525,681 million at March 31, 2006 and ¥5,467,975 million at September 30, 2006)	28,308,252	45,485,909	44,991,526
Securities being held to maturity—carried at amortized cost (including assets pledged that secured parties are permitted to sell or repledge of nil at September 30, 2005, ¥286,049 million at March 31, 2006 and ¥722,077 million at September 30, 2006) (estimated fair value of ¥2,188,789 million at September 30, 2005, ¥2,451,757 million at March 31, 2006 and ¥2,874,406 million at September 30, 2006)	2,177,113	2,466,074	2,871,132
Preferred stock investment in UFJ Bank Limited	700,000	—	—
Other investment securities	341,022	862,969	818,263

Total investment securities	31,526,387	48,814,952	48,680,921

Loans, net of unearned income, unamortized premiums and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of ¥984,751 million at September 30, 2005, ¥3,020,451 million at March 31, 2006 and ¥3,799,344 million at September 30, 2006)	51,822,267	95,506,835	95,427,561
Allowance for credit losses	(617,260)	(1,012,227)	(1,103,092)

Net loans	51,205,007	94,494,608	94,324,469

Premises and equipment—net	586,206	1,173,577	1,148,684
Accrued interest	159,534	241,331	303,432
Customers’ acceptance liability	35,580	94,719	73,977
Intangible assets—net	253,339	1,504,495	1,306,606
Goodwill	91,887	1,843,948	1,845,743
Deferred tax assets	352,601	1,211,431	1,065,009
Accounts receivable	1,333,716	1,792,158	1,727,597
Other assets (including assets pledged that secured parties are permitted to sell or repledge of nil at September 30, 2005, ¥5,904 million at March 31, 2006 and ¥5,762 million at September 30, 2006)	1,943,235	3,171,408	3,356,348
Assets of discontinued operations to be disposed or sold	216,357	124,513	5,087

Total assets	¥114,674,405	¥186,219,447	¥183,826,765

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)—(Continued)

	September 30, 2005 (Restated, see Note 2)	March 31, 2006	September 30, 2006
	(in millions)
Liabilities and Shareholders’ Equity:
Deposits:
Domestic offices:
Non-interest-bearing	¥9,073,175	¥20,079,575	¥15,788,881
Interest-bearing	49,742,338	89,985,274	90,450,926
Overseas offices, principally interest-bearing	13,971,118	16,575,082	16,989,592

Total deposits	72,786,631	126,639,931	123,229,399

Call money, funds purchased, and payables under repurchase agreements	6,797,651	7,563,508	10,162,172
Payables under securities lending transactions	3,837,099	3,821,019	5,122,795
Due to trust account and other short-term borrowings	10,873,944	12,962,310	9,009,471
Trading account liabilities	2,376,666	3,022,151	2,860,262
Obligations to return securities received as collateral	2,601,759	3,946,381	4,391,563
Bank acceptances outstanding	35,580	94,719	73,977
Accrued interest	107,055	172,129	217,751
Long-term debt	6,486,017	13,889,525	14,488,382
Accounts payable	2,102,959	1,518,009	1,923,526
Other liabilities	1,533,766	2,802,850	2,783,740
Liabilities of discontinued operations to be extinguished or assumed	170,688	118,762	1,411

Total liabilities	109,709,815	176,551,294	174,264,449

Commitments and contingent liabilities
Shareholders’ equity:
Capital stock:
Preferred stock—aggregate liquidation preference of ¥250,000 million at September 30, 2005, ¥965,701 million at March 31, 2006 and ¥416,301 million at September 30, 2006, with no stated value	247,100	247,100	247,100
Common stock—authorized, 33,000,000 shares; issued, 6,545,353 shares at September 30, 2005, 10,247,852 shares at March 31, 2006 and 10,761,771 shares at September 30, 2006, with no stated value	1,084,708	1,084,708	1,084,708
Capital surplus	958,366	5,566,894	5,795,624
Retained earnings:
Appropriated for legal reserve	239,571	239,571	239,571
Unappropriated	1,588,792	1,424,634	1,426,841
Accumulated other changes in equity from nonowner sources, net of taxes	849,750	1,880,215	1,768,958
Treasury stock, at cost—7,242 common shares at September 30, 2005, 506,509 common shares at March 31, 2006 and 653,698 common shares at September 30, 2006	(3,697)	(774,969)	(1,000,486)

Total shareholders’ equity	4,964,590	9,668,153	9,562,316

Total liabilities and shareholders’ equity	¥114,674,405	¥186,219,447	¥183,826,765

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Income (Unaudited)

	Six months ended September 30,
	2005 (Restated, see Note 2)	2006
	(in millions)
Interest income:
Loans, including fees	¥496,861	¥1,301,182
Deposits in other banks	55,221	123,188
Investment securities	205,326	346,239
Trading account assets	23,547	67,026
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	29,670	58,931

Total	810,625	1,896,566

Interest expense:
Deposits	173,418	369,982
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	57,571	104,498
Due to trust account, other short-term borrowings, and trading account liabilities	43,445	102,940
Long-term debt	50,268	133,029

Total	324,702	710,449

Net interest income	485,923	1,186,117
Provision (credit) for credit losses	(83,636)	189,523

Net interest income after provision (credit) for credit losses	569,559	996,594

Non-interest income:
Fees and commissions	319,970	659,689
Foreign exchange losses—net	(163,819)	(102,609)
Trading account profits—net	90,009	273,340
Investment securities gains—net	165,888	54,561
Equity in earnings (losses) of equity method investees	11,585	(37,540)
Government grant for transfer of substitutional portion of Employees’ Pension Fund Plans	108,468	—
Other non-interest income	34,661	62,515

Total	566,762	909,956

Non-interest expense:
Salaries and employee benefits	316,807	424,982
Occupancy expenses—net	44,936	88,545
Fees and commission expenses	45,253	122,195
Depreciation of premises and equipment	23,318	51,999
Amortization of intangible assets	39,598	132,688
Impairment of intangible assets	—	151,511
Insurance premiums, including deposit insurance	26,423	55,674
Minority interest in income (loss) of consolidated subsidiaries	32,042	(817)
Communications	14,407	31,143
Other non-interest expenses	133,405	291,607

Total	676,189	1,349,527

Income from continuing operations before income taxes	460,132	557,023
Income taxes	157,736	276,503

Income from continuing operations	302,396	280,520
Income (loss) from discontinued operations—net	125	(613)

Net income	¥302,521	¥279,907

Income allocable to preferred shareholders:
Cash dividends paid	¥2,386	¥9,837
Beneficial conversion feature	—	230,336

Net income available to common shareholders	¥300,135	¥39,734

	(in Yen)
Amounts per share
Basic earnings per common share—income from continuing operations available to common shareholders	¥45,884.17	¥4,043.59
Basic earnings per common share—net income available to common shareholders	45,903.29	3,982.16
Diluted earnings per common share—income from continuing operations available to common shareholders	45,784.76	4,012.52
Diluted earnings per common share—net income available to common shareholders	45,803.88	3,951.09

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Changes in Equity

from Nonowner Sources (Unaudited)

	Gains (Losses), Net of Income Taxes
	Six months ended September 30,
	2005	2006
	(in millions)
Net income	¥302,521	¥279,907

Other changes in equity from nonowner sources:
Net unrealized holding gains (losses) on investment securities available for sale	475,564	(60,433)
Reclassification adjustment for gains included in net income	(101,307)	(41,938)

Total	374,257	(102,371)

Net unrealized gains (losses) on derivatives qualifying for cash flow hedges	548	(2,335)
Reclassification adjustment for losses (gains) included in net income	(875)	730

Total	(327)	(1,605)

Minimum pension liability adjustments	47,952	520

Foreign currency translation adjustments	30,973	(5,985)
Reclassification adjustment for losses (gains) included in net income	313	(1,816)

Total	31,286	(7,801)

Total changes in equity from nonowner sources	¥755,689	¥168,650

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Shareholders’ Equity (Unaudited)

	Six months ended September 30,
	2005	2006
	(in millions)
Preferred stock:
Balance at beginning of period	¥247,100	¥247,100

Balance at end of period	¥247,100	¥247,100

Common stock:
Balance at beginning of period	¥1,084,708	¥1,084,708

Balance at end of period	¥1,084,708	¥1,084,708

Capital surplus:
Balance at beginning of period	¥1,080,463	¥5,566,894
Redemption of Class 1 preferred stock	(122,100)	—
Beneficial conversion feature of preferred stock	—	230,336
Gains (losses) on sales of shares of treasury stock, net of taxes	3	(1,005)
Stock-based compensation expense of UnionBanCal Corporation	—	1,832
Impact of SFAS No. 123R implementation of UnionBanCal Corporation	—	(1,448)
Other—net	—	(985)

Balance at end of period	¥958,366	¥5,795,624

Retained earnings appropriated for legal reserve:
Balance at beginning of period	¥239,571	¥239,571

Balance at end of period	¥239,571	¥239,571

Unappropriated retained earnings:
Balance at beginning of period	¥1,327,894	¥1,424,634
Net income	302,521	279,907
Cash dividends:
Common stock—¥6,000.00 in 2005 and ¥4,000.00 in 2006 per share	(39,237)	(38,975)
Preferred stock (Class 1)—¥41,250.00 in 2005 per share	(1,679)	—
Preferred stock (Class 3)—¥7,069.00 in 2005 and ¥30,000.00 in 2006 per share	(707)	(3,000)
Preferred stock (Class 8)—¥15,900.00 in 2006 per share	—	(429)
Preferred stock (Class 9)—¥18,600.00 in 2006 per share	—	(1,482)
Preferred stock (Class 10)—¥ 19,400.00 in 2006 per share	—	(2,910)
Preferred stock (Class 12)—¥11,500.00 in 2006 per share	—	(2,016)
Beneficial conversion feature of preferred stock	—	(230,336)
Impact of SFAS No. 123R implementation of UnionBanCal Corporation	—	1,448

Balance at end of period	¥1,588,792	¥1,426,841

Accumulated other changes in equity from nonowner sources, net of taxes:
Balance at beginning of period	¥396,582	¥1,880,215
Net change during the period	453,168	(111,257)

Balance at end of period	¥849,750	¥1,768,958

Treasury stock:
Balance at beginning of period	¥(3,221)	¥(774,969)
Purchases of shares of treasury stock	(511)	(290,611)
Sales of shares of treasury stock	40	65,125
Net increase resulting from changes in voting interests in consolidated subsidiaries and affiliated companies	(5)	(31)

Balance at end of period	¥(3,697)	¥(1,000,486)

Total shareholders’ equity	¥4,964,590	¥9,562,316

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows (Unaudited)

	Six months ended September 30,
	2005 (Restated, see Note 2)	2006
	(in millions)
Cash flows from operating activities:
Net income	¥302,521	¥279,907
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Loss (income) from discontinued operations—net	(125)	613
Depreciation and amortization	62,916	184,687
Impairment of intangible assets	—	151,511
Provision (credit) for credit losses	(83,636)	189,523
Government grant for transfer of substitutional portion of Employees’ Pension Fund plans	(108,468)	—
Investment securities gains—net	(165,888)	(54,561)
Foreign exchange losses—net	138,194	73,971
Provision for deferred income taxes	118,763	221,957
Increase in trading account assets, excluding foreign exchange contracts	(350,542)	(995,881)
Increase (decrease) in trading account liabilities, excluding foreign exchange contracts	(277,590)	22,913
Decrease (increase) in accrued interest receivable and other receivables	(12,556)	158,973
Increase (decrease) in accrued interest payable and other payables	(3,568)	42,780
Net increase in accrued income taxes and decrease in income tax receivables	19,031	175,980
Other—net	75,802	5,480

Net cash provided by (used in) operating activities	(285,146)	457,853

Cash flows from investing activities:
Proceeds from sales and maturities of investment securities available for sale	34,593,061	33,017,673
Purchases of investment securities available for sale	(35,232,456)	(32,307,312)
Proceeds from maturities of investment securities being held to maturity	18,752	20,605
Purchases of investment securities being held to maturity	(524)	(435,769)
Proceeds from sales of other investment securities	5,399	22,328
Purchases of other investment securities	(9,165)	(14,969)
Net decrease (increase) in loans	(544,046)	89,491
Net decrease in interest-earning deposits in other banks	112,159	517,429
Net increase in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	(884,698)	(1,007,730)
Capital expenditures for premises and equipment	(33,476)	(80,487)
Purchases of intangible assets	(40,821)	(82,491)
Other—net	(119,140)	(62,198)

Net cash used in investing activities	(2,134,955)	(323,430)

Cash flows from financing activities:
Net increase (decrease) in deposits	996,796	(3,720,883)
Net increase in call money, funds purchased, and payables under repurchase agreements and securities lending transactions	3,500,306	3,854,606
Net increase (decrease) in due to trust account	179,509	(630,981)
Net decrease in other short-term borrowings	(1,325,781)	(3,291,067)
Proceeds from issuance of long-term debt	1,237,063	2,058,846
Repayments of long-term debt	(906,473)	(1,280,340)
Payments for redemption of preferred stock	(122,100)	—
Payments for redemption of preferred stock issued by a subsidiary	—	(120,000)
Proceeds from sales of treasury stock	30	63,513
Payments to acquire treasury stock	(511)	(290,592)
Dividends paid	(41,611)	(48,807)
Other—net	122,729	3,319

Net cash provided by (used in) financing activities	3,639,957	(3,402,386)

Effect of exchange rate changes on cash and cash equivalents	11,227	(792)

Net increase (decrease) in cash and cash equivalents	1,231,083	(3,268,755)
Cash and cash equivalents at beginning of period (including cash and cash equivalents identified as discontinued operations of ¥13,939 million in 2005 and ¥14,069 million in 2006)	4,220,437	6,249,347

Cash and cash equivalents at end of period (including cash and cash equivalents identified as discontinued operations of ¥7,840 million in 2005 and ¥3,612 million in 2006)	¥5,451,520	¥2,980,592

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	¥325,805	¥645,739
Income taxes, net of refunds	19,648	(109,848)

Non-cash investing activities:
Obtaining assets by entering into capital lease	6,060	14,579

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)

1.    BASIS OF SEMIANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Mitsubishi UFJ Financial Group, Inc. (“MUFG”) and its subsidiaries (together, the “MUFG Group”) conduct domestic and international financial business through The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”), Mitsubishi UFJ Trust and Banking Corporation (“MUTB”) and Mitsubishi UFJ Securities Co., Ltd. (“MUS”), the principal subsidiaries of MUFG. BTMU is a major commercial banking institution, providing a broad range of financial services from its network of branches, offices and subsidiaries in Japan and around the world. MUTB is a trust banking subsidiary whose primary business encompasses banking, asset management and administration, fiduciary and agency services, and real estate services. MUS provides securities and investment banking services, such as mergers and acquisitions, derivatives, corporate advisory and securitizations.

On October 1, 2005, Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) merged with UFJ Holdings, Inc. (“UFJ Holdings”) with MTFG being the surviving entity. Upon consummation of the merger, MTFG changed its name to MUFG. The merger was accounted for under the purchase method of accounting, and the assets and liabilities of UFJ Holdings and its subsidiaries (the “UFJ Holdings Group”) were recorded at fair value as of October 1, 2005. The results of operations of the UFJ Holdings Group have been included in the accompanying condensed consolidated financial statements since October 1, 2005. Unless otherwise mentioned, numbers as of September 30, 2005 and for the six months ended September 30, 2005 reflect the financial position and the results of MTFG and its subsidiaries (the “MTFG Group”) only. Numbers as of March 31, 2006 and September 30, 2006 and for the six months ended September 30, 2006 reflect the financial position and the results of the MUFG Group. See Note 2 of the consolidated financial statements for the fiscal year ended March 31, 2006 for a further discussion of the merger.

The accompanying semiannual condensed consolidated financial statements are stated in Japanese yen, the currency of the country in which MUFG is incorporated and principally operates. Such condensed consolidated financial statements include the accounts of the MUFG Group and reflect all adjustments (consisting of normal recurring adjustments) that, in the opinion of management, are necessary for a fair presentation of amounts involved to conform with accounting principles generally accepted in the United States of America (“US GAAP”). The accompanying condensed consolidated financial statements should be read in conjunction with the consolidated financial statements for the fiscal year ended March 31, 2006. Certain information that would be included in annual financial statements but is not required for semiannual reporting purposes under US GAAP has been omitted or condensed.

The presentation of condensed consolidated financial statements in conformity with US GAAP requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Certain reclassifications and format changes have been made to the prior period condensed consolidated financial statements to conform to the current period presentation.

These reclassifications and format changes include 1) the presentation of “Equity in earnings (losses) of equity method investees” and “Depreciation of premises and equipment” as separate line items in the condensed consolidated statements of income, and 2) the presentation of “Depreciation and amortization,” “Net increase in accrued income taxes and decrease in income tax receivables,” “Capital expenditures for premises and equipment,” “Purchases of intangible assets,” “Proceeds from sales of treasury stock” and “Payments to acquire treasury stock” as separate line items in the condensed consolidated statements of cash flows.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

These reclassifications and format changes did not result in a change in previously reported net income, shareholders’ equity and total assets.

Accounting Changes

Accounting for Conditional Asset Retirement Obligations—In March 2005, the Financial Accounting Standards Board (the “FASB”) issued FASB Interpretation (“FIN”) No. 47, “Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143.” FIN No. 47 clarifies that the term “conditional asset retirement obligation” as used in Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations” refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. SFAS No. 143 acknowledges that in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. FIN No. 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN No. 47 is effective no later than the end of fiscal years ending after December 15, 2005. Effective March 31, 2006, the MUFG Group adopted FIN No. 47 for existing asset retirement obligations associated with commitments to return properties subject to operating leases to their original condition upon lease termination. The cumulative effect of the change in accounting principle was to decrease net income by ¥9,662 million and was recorded in the second half of the fiscal year ended March 31, 2006. This adjustment represents the cumulative depreciation and accretion that would have been recognized through the date of adoption of FIN No. 47 had the statement been applied to the MUFG Group’s existing asset retirement obligations at the time they were initially incurred.

Share-Based Payment—In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”). SFAS No. 123R replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes Accounting Principles Board Opinions (“APB”) No. 25, “Accounting for Stock Issued to Employees.” In March 2005, the U.S. Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 107, which provides interpretive guidance on SFAS No. 123R. SFAS No. 123 preferred a fair-value-based method of accounting for share-based payment transactions with employees, but it permitted the option of continuing to apply the intrinsic-value-based measurement method in APB No. 25, as long as the footnotes to the financial statements disclosed what net income would have been had the preferable fair-value-based method been used. SFAS No. 123R eliminates the alternative to use the intrinsic value method of accounting and requires entities to recognize the costs of share-based payment transactions with employees based on the grant-date fair value of those awards over the period during which an employee is required to provide service in exchange for the award. SFAS No. 123R is effective as of the beginning of the fiscal year or interim period beginning after June 15, 2005. The MUFG Group adopted SFAS No. 123R on April 1, 2006 under the modified prospective method, which resulted in a decrease in income from continuing operations before income taxes of ¥1,048 million and a decrease in income from continuing operations, net of taxes, of ¥536 million for the six months ended September 30, 2006, which includes estimated forfeitures for restricted stock and the amortization of compensation costs related to unvested stock options. The corresponding impact to both basic and diluted earnings per share was a reduction of ¥53.68 per share for the six months ended September 30, 2006. The adoption of SFAS No. 123R did not have a material impact on the MUFG Group’s cash flows. See Note 17 for a further discussion of the adoption of SFAS No. 123R and stock-based compensation plans.

Exchanges of Nonmonetary Assets—In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29.” The guidance in APB No. 29, “Accounting for Nonmonetary Transactions,” is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB No. 29, however, included certain exceptions to that principle. SFAS No. 153 amends APB No. 29 to eliminate the exception for nonmonetary

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with earlier adoption permitted. The MUFG Group adopted SFAS No. 153 on April 1, 2006, which did not have a material impact on its financial position and results of operations.

Accounting Changes and Error Corrections—In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 replaces APB No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principles. SFAS No. 154 also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, with earlier adoption permitted. The MUFG Group adopted SFAS No. 154 on April 1, 2006, which did not have a material impact on its financial position and results of operations.

The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments—In November 2005, the FASB staff issued an FASB Staff Position (“FSP”) on SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and SFAS No. 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations.” This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP is applicable for certain investments such as debt and equity securities that are within the scope of SFAS No. 115 and equity securities that are not subject to the scope of SFAS No. 115 and No. 124 and not accounted for under the equity method pursuant to APB No. 18, “The Equity Method of Accounting for Investments in Common Stock,” and related interpretations. This FSP nullifies the requirements of paragraphs 10-18 of the FASB Emerging Issues Task Force (the “EITF”) Issue 03-1 and supersedes EITF Topic No. D-44, “Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value.” This FSP carries forward the requirements of paragraphs 8 and 9 of EITF Issue 03-1 with respect to cost-method investments, and carries forward the disclosure requirements included in paragraphs 21 and 22 of EITF Issue 03-1. Also, the guidance in this FSP amends SFAS No. 115, SFAS No. 124 and APB No. 18. The guidance in this FSP shall be applied to reporting periods beginning after December 15, 2005, with earlier application permitted. The MUFG Group adopted the FSP on April 1, 2006, which did not have a material impact on its financial position and results of operations.

Recently Issued Accounting Pronouncements

Accounting for Certain Hybrid Financial Instruments—In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments.” SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” and resolves issues addressed in SFAS No. 133 Implementation Issue D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation and clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133. SFAS No. 155 establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. SFAS No. 155 also clarifies that

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

concentrations of credit risk in the form of subordination are not embedded derivatives and amends SFAS No. 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The MUFG Group has not completed the study of what effect SFAS No. 155 will have on its financial position and results of operations.

Accounting for Servicing of Financial Assets—In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets.” SFAS No. 156 amends SFAS No. 140 with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract, and requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. SFAS No. 156 permits an entity to choose either the amortization method or the fair value measurement method for each class of separately recognized servicing assets and servicing liabilities. SFAS No. 156 requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. SFAS No. 156 is effective for the fiscal year beginning after September 15, 2006. Earlier adoption is permitted. The MUFG Group has not completed the study of what effect SFAS No. 156 will have on its financial position and results of operations.

Determining the Variability to Be Considered in Applying FIN No. 46R—In April 2006, the FASB staff issued an FSP on FIN No. 46R-6, “Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R).” This FSP states that the variability to be considered in applying FIN No. 46R shall be based on an analysis of the design of the entity as outlined in the following two steps: (a) analyze the nature of the risks in the entity, (b) determine the purpose for which the entity was created and determine the variability (created by the risks identified in step (a)) the entity is designed to create and pass along to its interest holders. For the purposes of this FSP, interest holders include all potential variable interest holders (including contractual, ownership, or other pecuniary interests in the entity). After determining the variability to be considered, the reporting enterprise can determine which interests are designed to absorb that variability. The FSP should be applied prospectively to all entities (including newly created entities) with which an enterprise first becomes involved, and to all entities previously required to be analyzed under FIN No. 46R when a reconsideration event has occurred beginning the first day of the first reporting period beginning after June 15, 2006. Early application is permitted for periods for which financial statements have not yet been issued. Retrospective application to the date of the initial application of FIN No. 46R is permitted but not required. If retrospective application is elected, it must be completed no later than the end of the first annual reporting period ending after July 15, 2006. The MUFG Group has not completed the study of what effect the FSP will have on its financial position and results of operations.

Accounting for Uncertainty in Income Taxes—In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes.” FIN No. 48 requires recognition of a tax benefit to the extent of management’s best estimate of the impact of a tax position, provided it is more likely than not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The MUFG Group has not completed the study of what effect FIN No. 48 will have on its financial position and results of operations.

Effects of Prior Year Misstatements on Current Year Financial Statements—In September 2006, the SEC staff issued SAB No. 108, “Considering the Effects of Prior Year Misstatements When Quantifying

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Misstatements in Current Year Financial Statements.” SAB No. 108 provides guidance on quantifying and evaluating the materiality of unrecorded misstatements. It requires the use of both the “iron curtain” and “rollover” approaches in quantifying and evaluating the materiality of a misstatement. Under the iron curtain approach, the error is quantified as the cumulative amount by which the current year balance sheet is misstated. The rollover approach quantifies the error as the amount by which the current year income statement is misstated. If either approach results in a material misstatement, financial statement adjustments are required. SAB No. 108 is effective for financial statements issued for fiscal years ending after November 15, 2006. Early adoption is encouraged in interim periods which are part of a fiscal year ending after November 15, 2006. The MUFG Group has not completed the study of what effect SAB No. 108 will have on its financial position and results of operations.

Fair Value Measurements—In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS No. 157 does not require any new fair value measurements. Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, SFAS No. 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Under SFAS No. 157, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. The MUFG Group has not completed the study of what effect SFAS No. 157 will have on its financial position and results of operations.

Defined Benefit Pension and Other Postretirement Plans—In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R).” SFAS No. 158 requires entities to recognize a net liability or asset to report the funded status of their defined benefit pension and other post retirement benefit plans in its consolidated statement of financial position and recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur in comprehensive income. SFAS No. 158 clarifies that defined benefit assets and obligations should be measured as of the date of the entity’s fiscal year-end statement of financial positions. SFAS No. 158 also requires additional disclosure information related to certain effects on the net periodic benefit costs and credits, and transition assets or obligations. The requirement to recognize the funded status as of the date of the statement of financial position is effective for fiscal years ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the statement of financial position is effective for fiscal years ending after December 15, 2008. Earlier application of the recognition or measurement date provisions is encouraged; however, early application must be for all of the benefit plans. The MUFG Group will adopt the recognition provisions of SFAS No. 158 on a prospective basis as of March 31, 2007. SFAS No. 158 will have no impact on how the MUFG Group determines its net periodic benefit costs. The MUFG Group estimates the impact of adopting SFAS No. 158 at March 31, 2007 will be an increase of approximately ¥140 billion, net of taxes, in the MUFG Group’s shareholders’ equity, recorded in accumulated other changes in equity from nonowner sources.

Fair Value Option for Financial Assets and Financial Liabilities—In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

of FASB Statement No 115.” SFAS No. 159 allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities and certain other items at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in current earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted subject to certain conditions. The MUFG Group has not completed the study of what effect SFAS No. 159 will have on its financial position and results of operations.

2.    DISCONTINUED OPERATIONS

During the fiscal year ended March 31, 2006, UnionBanCal Corporation (“UNBC”), a U.S. subsidiary of BTMU whose results were reported as a separate business segment, signed a definitive agreement to sell its international correspondent banking operations to Wachovia Bank, N.A. effective October 6, 2005.

The MUFG Group accounted for this transaction as a discontinued operation in accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets.” Additionally, the MUFG Group has restated its condensed consolidated financial statements as of and for the six months ended September 30, 2005 by presenting the results of discontinued operations as a separate line item in the condensed consolidated statements of income and the assets to be disposed or sold, accounted for at the lower of cost or fair value, and the liabilities to be extinguished or assumed in connection with discontinued operations as separate assets and liabilities, respectively, in the condensed consolidated balance sheets. All of UNBC’s offices designated for disposal were closed as of September 30, 2006. The remaining assets include deposits with banks awaiting approval for repatriation of capital and unremitted profits and loans that are maturing by January 2008. The remaining liabilities primarily consist of accrued expenses, which will be settled when due.

Interest expense was attributed to discontinued operations based on average net assets. The amount of interest expense allocated to discontinued operations for the six months ended September 30, 2005 and 2006 was ¥700 million and ¥127 million, respectively.

The severance reserve balances at March 31, 2006 and September 30, 2006 were ¥2,562 million and ¥472 million, respectively. The decrease of ¥2,090 million from March 31, 2006 to September 30, 2006 primarily related to cash payments to employees.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At September 30, 2005, March 31, 2006 and September 30, 2006, the assets and liabilities identified as discontinued operations were comprised of the following:

	September 30, 2005	March 31, 2006	September 30, 2006
	(in millions)
Assets:
Cash and due from banks	¥7,840	¥14,069	¥3,612
Interest-earning deposits in other banks	20,299	16,384	—
Loans, net of allowance for credit losses	181,083	85,492	1,185
Customers’ acceptance liability	3,120	5,031	105
Other	4,015	3,537	185

Assets of discontinued operations to be disposed or sold	¥216,357	¥124,513	¥5,087

Liabilities:
Deposits—Overseas offices	¥163,086	¥107,287	¥69
Bank acceptances outstanding	3,120	5,031	105
Other	4,482	6,444	1,237

Liabilities of discontinued operations to be extinguished or assumed	¥170,688	¥118,762	¥1,411

The components of income from discontinued operations for the six months ended September 30, 2005 and 2006 were as follows:

	Six months ended September 30,
	2005	2006
	(in millions)
Total revenue	¥6,609	¥2,033

Income (Loss) from discontinued operations	343	(1,524)
Minority interest in income (loss) of consolidated subsidiaries	80	(340)
Income taxes	138	(571)

Income (Loss) from discontinued operations—net	¥125	¥(613)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

3.    INVESTMENT SECURITIES

The amortized costs and estimated fair values of investment securities available for sale and being held to maturity at March 31, 2006 and September 30, 2006 were as follows:

	March 31, 2006				September 30, 2006
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(in millions)
Securities available for sale:
Debt securities, principally Japanese government bonds and corporate bonds	¥36,737,229	¥249,293	¥47,387	¥36,939,135	¥36,525,291	¥488,082	¥28,402	¥36,984,971
Marketable equity securities	4,852,888	3,701,247	7,361	8,546,774	4,764,486	3,262,181	20,112	8,006,555

Total securities available for sale	¥41,590,117	¥3,950,540	¥54,748	¥45,485,909	¥41,289,777	¥3,750,263	¥48,514	¥44,991,526

Debt securities being held to maturity, principally Japanese government bonds	¥2,466,074	¥2,463	¥16,780	¥2,451,757	¥2,871,132	¥9,203	¥5,929	¥2,874,406

In September 2004, the MTFG Group purchased ¥700,000 million in preferred shares issued by UFJ Bank Limited (“UFJ Bank”). These preferred shares were carried at cost on the consolidated balance sheet at September 30, 2005. As a result of the merger, these preferred shares were converted into common shares of BTMU and, accordingly, have been eliminated in the consolidated balance sheet at March 31, 2006 and September 30, 2006. The estimated fair value at September 30, 2005 was not readily determinable.

4.    LOANS AND ALLOWANCE FOR CREDIT LOSSES

Loans at March 31, 2006 and September 30, 2006 by domicile and type of industry of borrower are summarized below. Classification of loans by industry is based on the industry segment loan classifications as defined by The Bank of Japan.

	March 31, 2006	September 30, 2006
	(in millions)
Domestic:
Manufacturing	¥10,796,610	¥11,049,224
Construction	1,968,386	1,826,204
Real estate	8,616,597	8,319,432
Services	6,154,336	6,253,970
Wholesale and retail	9,532,843	9,599,154
Banks and other financial institutions	5,798,109	4,970,037
Communication and information services	1,182,493	1,199,020
Other industries	12,170,995	11,194,413
Consumer (2)	23,727,793	24,314,345

Total domestic	79,948,162	78,725,799

Foreign:
Governments and official institutions	325,037	375,162
Banks and other financial institutions	1,152,596	1,906,839
Commercial and industrial	13,403,032	13,947,103
Other	666,721	472,316

Total foreign	15,547,386	16,701,420

Unearned income, unamortized premiums—net and deferred loan fees—net	11,287	342

Total (1)	¥95,506,835	¥95,427,561

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Notes:	(1)	The above table includes loans held for sale of ¥41,904 million at March 31, 2006 and ¥72,723 million at September 30, 2006, which are carried at the lower of cost or estimated fair value.
	(2)	Domestic loans within the “consumer” category in the above table include loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. A precise breakdown of the balance of such consumer loans by the type of proprietor business, is as follows:

	Manufacturing	Construction	Real estate	Services	Wholesale and retail	Banks and other financial institutions	Communication and information services	Other industries	Total included in Consumer
	(in millions)
March 31, 2006	¥17,212	¥13,925	¥425,929	¥160,805	¥30,937	¥947	¥2,968	¥6,257	¥658,980
September 30, 2006	¥15,754	¥12,851	¥393,730	¥143,422	¥28,502	¥715	¥2,542	¥5,735	¥603,251

Loans are generally placed on nonaccrual status when substantial doubt exists as to the full and timely collection of either principal or interest, or when principal or interest is contractually past due one month or more with respect to loans of domestic banking subsidiaries, including BTMU and MUTB, and 90 days or more with respect to loans of certain foreign banking subsidiaries, except when the loans are in the process of collection based upon the judgment of management.

The following is a summary of nonaccrual loans, restructured loans and accruing loans past due 90 days or more at March 31, 2006 and September 30, 2006:

	March 31, 2006	September 30, 2006
	(in millions)
Nonaccrual loans	¥1,009,834	¥1,001,470
Restructured loans	1,011,836	861,227
Accruing loans contractually past due 90 days or more	23,008	19,523

Total	¥2,044,678	¥1,882,220

The MUFG Group’s impaired loans primarily include nonaccrual loans and restructured loans. At March 31, 2006 and September 30, 2006, the impaired loans were ¥1,459,624 million and ¥1,345,251 million, respectively, which do not include loans held for sale that were impaired of ¥222 million and ¥643 million, respectively.

Changes in the allowance for credit losses for the six months ended September 30, 2005 and 2006 were as follows:

	Six months ended September 30,
	2005	2006
	(in millions)
Balance at beginning of period	¥739,872	¥1,012,227
Provision (credit) for credit losses	(83,636)	189,523
Charge-offs	72,734	135,997
Less—Recoveries	29,132	37,213

Net charge-offs	43,602	98,784
Others *	4,626	126

Balance at end of period	¥617,260	¥1,103,092

*	Others principally include foreign exchange translation and discontinued operations adjustments.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

5.    REPURCHASE OF UNDIVIDED INTEREST IN REAL ESTATE

In March 1999, BTMU sold a 50% undivided interest in its head office building and land (including structure and equipment) for ¥91,500 million and a 50% undivided interest in its main office building and land (including structure and equipment) for ¥9,100 million to a real estate company. At the same time, BTMU entered an agreement to lease back the 50% undivided interest in the buildings sold from the buyer over a period of 7 years. BTMU has accounted for these transactions as financing arrangements, and recorded the total proceeds of ¥100,600 million as a financing obligation.

In August 2005, BTMU bought back a 50% undivided interest in these office buildings and land for ¥111,597 million. The buy back resulted in an extinguishment of debt of ¥103,731 million, which included the finance obligation for the 50% of any improvements that was paid by the real estate company, and loss on extinguishment of liabilities of ¥7,866 million. The repurchase was undertaken to increase the stability and flexibility of the property as the office buildings and land are expected to function as a significant piece of the infrastructure for BTMU.

6.    GOODWILL AND OTHER INTANGIBLE ASSETS

In accordance with SFAS No. 142, the MUFG Group performs impairment tests on goodwill and intangible assets with indefinite lives on an annual basis, or more often if events or changes in circumstances indicate the assets may be impaired. Goodwill was not impaired at September 30, 2006.

The table below presents the net carrying amount by major class of intangible assets at March 31, 2006 and September 30, 2006:

	March 31, 2006	September 30, 2006
	(in millions)
Intangible assets subject to amortization:
Software	¥452,359	¥465,242
Core deposit intangibles	539,596	503,151
Customer relationships	317,454	236,494
Trade names	33,100	31,772
Other	4,437	4,909

Total	1,346,946	1,241,568
Intangible assets recorded in connection with the additional minimum pension liabilities under SFAS No. 87	1,985	1,847
Intangible assets not subject to amortization:
Indefinite-lived customer relationships	126,427	43,800
Indefinite-lived trade names	17,682	7,900
Other	11,455	11,491

Total	155,564	63,191

Total	¥1,504,495	¥1,306,606

For the six months ended September 30, 2006, the MUFG Group recognized ¥151,511 million of impairment losses of intangible assets primarily for customer relationships and trade names under the Integrated Retail Banking Business Group. These intangible assets were initially valued based on expected future cash

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

flows. The future cash flows were negatively revised due to the adverse change in the business environment for consumer finance companies attributable to an ensuing action toward legal revisions of consumer lending law to lower the interest rate permissible on consumer loans and, accordingly, the MUFG Group revalued these intangible assets and recognized the impairment losses.

7.    PLEDGED ASSETS

At September 30, 2006, assets pledged as collateral for call money, funds purchased, payables for repurchase agreements and securities lending transactions, other short-term borrowings, and long-term debt and for certain other purposes were as follows:

September 30, 2006
(in millions)
Trading account securities	¥4,854,257
Investment securities	7,741,349
Loans	5,820,713
Other	117,085

Total	¥18,533,404

In addition, at September 30, 2006, certain investment securities, principally Japanese national government and Japanese government agency bonds, and other assets aggregating ¥14,320,580 million were pledged as collateral for acting as a collection agent of public funds, for settlement of exchange at the Bank of Japan and Tokyo Bankers Association, for derivative transactions and for certain other purposes.

8.    SEVERANCE INDEMNITIES AND PENSION PLANS

The following table summarizes the components of net periodic costs of the severance indemnities and pension plans of BTMU, MUTB and certain other domestic subsidiaries for the six months ended September 30, 2005 and 2006:

	Six months ended September 30,
	2005	2006
	(in millions)
Service cost—benefits earned during the period	¥10,582	¥20,033
Interest costs on projected benefit obligation	10,628	17,913
Expected return on plan assets	(16,155)	(35,489)
Amortization of unrecognized net obligation at transition	1,038	1,112
Amortization of unrecognized prior service cost	(524)	(2,053)
Amortization of net actuarial loss (gain)	8,521	(399)
Loss (gain) on settlements	72,361	(826)
Gain on derecognition of previously accrued salary progression	(1,221)	—

Net periodic benefit cost	¥85,230	¥291

As previously disclosed in the MUFG Group’s consolidated financial statements for the fiscal year ended March 31, 2006, BTMU, MUTB and certain other domestic subsidiaries expected to contribute approximately ¥59 billion to pension plans during the fiscal year ending March 31, 2007. For the six months ended September 30, 2006, ¥30 billion of contributions have been made. BTMU, MUTB and certain other domestic

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

subsidiaries currently anticipate contributing an additional ¥30 billion for the reminder of the fiscal year ending March 31, 2007 for a total of ¥60 billion.

In June 2001, the Japanese Welfare Pension Insurance Law (“JWPIL”) was amended to permit each employer/Employees’ Pension Fund Plans (“EPF’s”) to separate the substitutional portion from its EPF’s and transfer the obligation and related assets to the government. The separation process occurred in several phases.

In June 2003, BTMU submitted to the government an application to transfer the obligation to pay benefits for future employee service related to the substitutional portion and the application was approved in August 2003. In August 2004, BTMU made another application for a transfer to the government of the remaining substitutional portion and the application was approved in November 2004. To complete the process, the substitutional obligation and related plan assets were transferred to a government agency on March 28, 2005.

In accordance with EITF 03-2, BTMU recognized (1) the difference of ¥108,468 million between the accumulated benefit obligations settled and the assets transferred to the Japanese Government as a government grant for transfer of the substitutional portion of EPF’s, (2) the proportionate amount of the net unrealized loss of ¥71,176 million for the substitutional portion as settlement loss, and (3) the difference of ¥1,221 million between the projected benefit obligations and the accumulated benefit obligations related to the substitutional portion as gain on derecognition of previously accrued salary progression for the fiscal year ended March 31, 2006.

The following table summarizes the components of net periodic costs of the employees’ retirement and other benefit plans of certain offices and subsidiaries in the United States of America for the six months ended September 30, 2005 and 2006:

	Six months ended September 30,
	2005	2006
	(in millions)
Service cost—benefits earned during the period	¥3,061	¥3,877
Interest costs on projected benefit obligation	3,960	4,727
Expected return on plan assets	(5,990)	(7,651)
Amortization of unrecognized net obligation at transition	60	121
Amortization of unrecognized prior service cost	86	26
Amortization of net actuarial loss	1,757	2,245

Net periodic benefit cost	¥2,934	¥3,345

As previously disclosed in its consolidated financial statements for the fiscal year ended March 31, 2006, certain of MUFG’s offices and subsidiaries in the United States of America expected to contribute approximately ¥14 billion to pension plans during the fiscal year ending March 31, 2007. For the six months ended September 30, 2006, ¥12 billion of contributions have been made. Certain of MUFG’s offices and subsidiaries in the United States of America currently anticipate contributing an additional ¥2 billion for the remainder of the fiscal year ending March 31, 2007 for a total of ¥14 billion.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

9.    PREFERRED STOCK

Preferred stock authorized, issued and outstanding at September 30, 2005, March 31, 2006 and September 30, 2006 is as follows:

	September 30, 2005			March 31, 2006			September 30, 2006
	Number of shares– authorized	Number of shares– outstanding	Par value	Number of shares– authorized	Number of shares– outstanding	Par value	Number of shares– authorized	Number of shares– outstanding	Par value
	(in millions, except number of shares)
Preferred stock
Class 3	120,000	100,000	¥250,000	120,000	100,000	¥250,000	120,000	100,000	¥250,000
Class 5	400,000	—	—	400,000	—	—	400,000	—	—
Class 6	200,000	—	—	200,000	—	—	200,000	—	—
Class 7	200,000	—	—	200,000	—	—	200,000	—	—
Class 8	—	—	—	27,000	27,000	81,000	27,000	17,700	53,100
Class 9	—	—	—	79,700	79,700	159,400	79,700	—	—
Class 10	—	—	—	150,000	150,000	300,000	150,000	—	—
Class 11	—	—	—	1	1	1	1	1	1
Class 12	—	—	—	175,300	175,300	175,300	129,900	113,200	113,200

			¥250,000			¥965,701			¥416,301

Preferred stock included in Capital stock on the consolidated balance sheets at September 30, 2005, March 31, 2006 and September 30, 2006 was ¥247,100 million, which consist of ¥122,100 million of Class 1 and ¥125,000 million of Class 3 Preferred Stock.

On April 2, 2001, MUFG issued 81,400 shares of Class 1 Preferred Stock, an aggregate issue price of ¥244,200 million. ¥122,100 million was included in Preferred stock and the remaining amount was included in Capital surplus, net of stock issue expenses. MUFG redeemed 40,700 shares during the fiscal year ended March 31, 2005 and the remaining 40,700 shares during the six months ended September 30, 2005. At each redemption, Capital surplus decreased by ¥122,100 million, totaling ¥244,200 million, as provided in the Commercial Code of Japan and the Articles of Incorporation of MUFG.

On April 27, 2006, 45,400 shares of Class 12 Preferred Stock were converted into 57,035.18 shares of common stock.

On May 23, 2006, 9,300 shares of Class 8 and 89,357 shares of Class 10 Preferred Stock held by the Resolution and Collection Corporation (“RCC”) were converted into 179,639 shares of common stock. The aggregate face amounts of the preferred stocks converted were ¥27,900 million and ¥178,714 million, respectively. Subsequent to the conversions, MUFG purchased 179,639 shares of common stock and an additional 7,923 shares of common stock as treasury stock for an aggregated amount of ¥286,970 million.

On June 9, 2006, 79,700 shares of Class 9, 60,643 shares of Class 10 and 16,700 shares of Class 12 Preferred Stock held by the RCC were converted into 277,245 shares of common stock. The aggregate face amounts of the preferred stocks converted were ¥159,400 million, ¥121,286 million and ¥16,700 million, respectively. Subsequent to the conversions, these shares of common stock were sold in the open market. As a result, MUFG completed the repayment of all public funds received by the MUFG Group in accordance with the Law Concerning Emergency Measures for the Early Strengthening of Financial Functions.

On October 1, 2005, Class 8 through 12 Preferred Stock were issued in exchange for UFJ Holdings’ preferred stock relating to the merger and all amounts were recorded in capital surplus. Therefore, there were no changes in the amounts of preferred stock and common stock in the condensed consolidated financial statements due to the conversions mentioned above, although the number of shares issued for the preferred stocks and common stock changed accordingly.

See Note 20 of the consolidated financial statements for the fiscal year ended March 31, 2006 for further information of preferred stocks.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The change in the unamortized discount arising from beneficial conversion features of the preferred stock during the six months ended September 2006 was as follows:

	Class 8	Class 9	Class 10	Class 11	Class 12	Total
	(in millions)
Balance at March 31, 2006	¥11,603	¥65,831	¥123,442	¥1	¥83,283	¥284,160
Amortization to retained earnings	(1,798)	(2,892)	(5,431)	—	(6,705)	(16,826)
Charged to retained earnings on conversion of preferred stock	(3,731)	(62,939)	(118,011)	—	(28,829)	(213,510)

Balance at September 30, 2006	¥6,074	¥—	¥—	¥1	¥47,749	¥53,824

10.    REGULATORY CAPITAL REQUIREMENTS

MUFG, BTMU, MUTB, MUS, UNBC and certain other subsidiaries are subject to various banking and other regulatory requirements including capital requirements promulgated by the regulatory authorities in countries in which they operate. Failure to meet such regulatory capital requirements could have a direct material impact on MUFG’s consolidated financial statements.

The table below presents MUFG’s consolidated risk-based capital, risk-adjusted assets and risk-based capital ratios at March 31, 2006 and September 30, 2006. The underlying figures are calculated in accordance with Japanese banking regulations based on information derived from the financial statements prepared in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”) as required by the Financial Services Agency of Japan (the “FSA”):

	March 31, 2006	September 30, 2006	Minimum capital ratios required
	(in millions, except percentages)
Capital components:
Tier I capital	¥7,501,681	¥7,682,125
Tier II capital	6,293,712	6,076,202
Total risk-based capital	13,460,397	13,462,084
Risk-weighted assets	110,292,683	112,567,544
Capital ratios:
Tier I capital	6.80%	6.82%	4.00%
Total risk-based capital	12.20	11.96	8.00

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The table below presents the consolidated and stand-alone risk-based capital ratios of BTMU and MUTB at March 31, 2006 and September 30, 2006. The underlying figures are calculated in accordance with Japanese banking regulations based on information derived from the financial statements prepared in accordance with Japanese GAAP as required by the FSA:

	March 31, 2006	September 30, 2006	Minimum capital ratios required
Consolidated capital ratios:
BTMU:
Tier I capital	7.05%	6.97%	4.00%
Total risk-based capital	12.48	12.15	8.00
MUTB:
Tier I capital	8.80	9.31	4.00
Total risk-based capital	13.06	14.89	8.00
Stand-alone capital ratios:
BTMU:
Tier I capital	7.47	7.43	4.00
Total risk-based capital	13.29	12.91	8.00
MUTB:
Tier I capital	8.40	8.84	4.00
Total risk-based capital	12.65	14.44	8.00

The table below presents the risk-based capital ratios of UNBC and Union Bank of California (“UBOC”), a subsidiary of UNBC, at December 31, 2005 and June 30, 2006. The underlying figures are calculated in accordance with U.S. banking regulations based on information derived from the financial statements prepared in accordance with U.S. GAAP as required by the federal banking agencies.

	December 31, 2005	June 30, 2006	Minimum capital ratios required
UNBC:
Tier I capital (to risk-weighted assets)	9.17%	8.92%	4.00%
Tier I capital (to quarterly average assets)*	8.39	8.74	4.00
Total capital (to risk-weighted assets)	11.10	12.05	8.00

	December 31, 2005	June 30, 2006	Minimum capital ratios required	“Well-Capitalized” regulatory requirement
UBOC:
Tier I capital (to risk-weighted assets)	9.62%	9.29%	4.00%	6.00%
Tier I capital (to quarterly average assets)*	8.78	9.11	4.00	5.00
Total capital (to risk-weighted assets)	10.59	11.60	8.00	10.00

*	Excludes certain intangible assets.

At September 30, 2006, MUS’s capital accounts, less certain illiquid assets of ¥669.5 billion, were 501.5% of the total amounts equivalent to market, counterparty credit and operations risks. A capital ratio of less than 140% will call for regulatory reporting, a capital ratio of less than 120% may result in an order to change the method of business and a capital ratio of less than 100% may lead to a suspension of all or part of the business for a period of time and cancellation of the firm’s license.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

11.    EARNINGS PER COMMON SHARE

Basic earnings per common share (“EPS”) excludes the dilutive effects of potential common shares and is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period, while diluted EPS gives effect to all dilutive potential common shares that were outstanding for the period.

The weighted average number of shares used in the computations of basic EPS and diluted EPS were 6,538 thousand shares for the six months ended September 30, 2005, and 9,978 thousand shares for the six months ended September 30, 2006.

For the six months ended September 30, 2005, convertible securities and stock options issued by the subsidiaries were included to compute diluted EPS. The convertible securities were 1/4% Convertible Bonds due 2014 issued by MUS. The stock options are based on the stock-based compensation plans of MUS and UNBC. Certain stock options issued by MUS and UNBC were not included in the computation of diluted earnings per common share due to their antidilutive effects.

For the six months ended September 30, 2006, Class 11 Preferred Stock and stock options issued by UNBC were included to compute diluted EPS. The stock options are based on the stock-based compensation plans of UNBC. Class 8, Class 9, Class 10 and Class 12 Preferred Stock, convertible preferred stock issued by The Senshu Bank, Ltd. and UFJ NICOS Co., Ltd. (“UFJ NICOS”), and certain stock options issued by MUS and UNBC could potentially dilute earnings per common share but were not included in the computation of diluted earnings per common share due to their antidilutive effects.

12.    DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The MUFG Group uses various derivative financial instruments, including interest rate swaps and foreign currency forward contracts, for trading, customer accommodation and risk management purposes. The MUFG Group’s trading activities include dealing and customer accommodation activities to meet the financial needs of its customers. The related derivatives are measured at fair value with gains and losses recognized currently in earnings. The MUFG Group also accounts for derivatives held for risk management purposes as trading positions and measures them at fair value with gains/losses recognized currently in earnings unless such derivatives qualify for hedge accounting.

UNBC adopts hedging strategies and uses certain derivatives to achieve hedge accounting. A cash flow hedge strategy is adopted primarily for the purpose of hedging forecasted future loan interest payments from variable rate loans or certificates of deposit, utilizing interest rate swaps and various other interest rate options. A fair value hedge is intended to effectively convert certain fixed rate liabilities (including medium-term notes and subordinated debt) into floating rate instruments. Gains and losses recorded due to hedge ineffectiveness were not material for the six months ended September 30, 2005 and 2006.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

13.    OBLIGATIONS UNDER GUARANTEES AND OTHER OFF-BALANCE-SHEET INSTRUMENTS

The MUFG Group provides customers with a variety of guarantees and similar arrangements as described in its consolidated financial statements for the fiscal year ended March 31, 2006. The table below presents the contractual or notional amounts of such guarantees at March 31, 2006 and September 30, 2006:

	March 31, 2006	September 30, 2006
	(in billions)
Standby letters of credit and financial guarantees	¥5,706	¥5,612
Performance guarantees	1,900	2,077
Derivative instruments	29,645	31,561
Guarantees for the repayment of trust principal	2,456	2,097
Liabilities of trust accounts	4,286	4,572
Others	243	731

Total	¥44,236	¥46,650

In addition to obligations under guarantees and similar arrangements set forth above, the MUFG Group issues other off-balance-sheet instruments to meet the financing needs of its customers and for other purposes as described in the consolidated financial statements for the fiscal year ended March 31, 2006. The table below presents the contractual amounts with regard to such instruments at March 31, 2006 and September 30, 2006:

	March 31, 2006	September 30, 2006
	(in billions)
Commitments to extend credit	¥58,363	¥57,525
Commercial letters of credit	819	940
Commitments to make investments	29	63

14.    CONTINGENT LIABILITIES

In Japan, the maximum interest rates charged by to consumer finance companies are set by two laws: a maximum permissible interest rate under the Investment Deposit and Interest Rates Law and a lower limit under the Interest Rate Restriction Law. Under the current system, consumer finance companies that satisfy certain conditions can charge interest rates exceeding the limits stipulated by the Interest Rate Restriction Law. Accordingly, MUFG’s consumer finance subsidiaries and an equity method investee currently offer loans at interest rates above the Interest Rate Restriction Law.

During the past year, the Supreme Court of Japan passed decisions concerning interest exceeding the limits stipulated by the Interest Rate Restriction Law, and the necessary requirements related to such excess interest were interpreted in borrowers’ favor and more strictly than previously for consumer finance companies.

Accordingly, the business environment for consumer finance companies in Japan has been altered in favor of borrowers, and borrowers’ demands for reimbursement of excess interest have significantly increased for the six months ended September 30, 2006. As a result, MUFG’s consumer finance subsidiaries have increased the allowance for repayment of excess interest from ¥9,733 million as of March 31, 2006 to ¥27,765 million as of September 30, 2006. Also, an MUFG’s equity method investee has increased its allowance for the six months ended September 30, 2006, which had a negative impact of ¥49,129 million on Equity in earnings (losses) of equity method investees in the condensed consolidated statement of income.

The MUFG Group is involved in various litigation matters. Management, based upon their current knowledge and the results of consultation with counsel, records an appropriate level of litigation reserve. Management believes that the amounts of the MUFG Group’s liabilities, when ultimately determined, will not have a material adverse effect on its financial position or results of operations.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

15.    VARIABLE INTEREST ENTITIES

In the normal course of its business, the MUFG Group has financial interests in various entities which may be deemed to be variable interest entities such as asset-backed commercial paper conduits, securitization conduits of client properties, various investment funds and special purpose entities created for structured financing.

The following table presents, by type of VIE, the total assets of consolidated and non-consolidated VIEs and the maximum exposure to non-consolidated VIEs at March 31, 2006 and September 30, 2006:

	March 31, 2006	September 30, 2006
	(in millions)
Consolidated VIEs
Asset-backed commercial paper conduits	¥4,922,025	¥5,707,373
Securitization conduits of client properties	3,251	3,458
Investment funds	1,556,908	1,698,266
Special purpose entities created for structured financing	20,079	21,267
Repackaged instruments	190,408	187,614
Others	524,508	435,876

Total	¥7,217,179	¥8,053,854

	March 31, 2006		September 30, 2006
	Assets	Maximum exposure	Assets	Maximum exposure
	(in millions)
Non-consolidated VIEs
Asset-backed commercial paper conduits	¥5,879,982	¥536,325	¥6,253,587	¥486,036
Securitization conduits of client properties	2,539,689	822,556	2,459,277	800,592
Investment funds	61,263,030	1,766,131	72,147,902	1,828,478
Special purpose entities created for structured financing	22,692,746	1,695,641	24,408,834	1,966,152
Repackaged instruments	120,316,571	1,645,600	119,712,444	2,276,256
Others	5,419,392	881,331	6,928,251	820,166

Total	¥218,111,410	¥7,347,584	¥231,910,295	¥8,177,680

The following table presents the carrying amount of consolidated assets that corresponds to VIE obligations at March 31, 2006 and September 30, 2006:

	March 31, 2006	September 30, 2006
	(in millions)
Cash	¥177,011	¥264,823
Trading account assets	1,290,404	1,456,333
Investment securities	293,055	391,378
Loans	5,060,478	5,653,487
Others	396,231	287,833

Total	¥7,217,179	¥8,053,854

In addition, certain transfers of financial assets that did not qualify for sale accounting were made to variable interest entities. The transferred assets, primarily consisting of performing loans, continued to be carried as assets of the MUFG Group. Such assets amounted to ¥2,798,538 million and ¥3,862,618 million at March 31, 2006 and September 30, 2006, respectively.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

A portion of the assets of consolidated VIEs presented in the table above were derived from transactions between consolidated VIEs and the MUFG Group, the primary beneficiary, and were eliminated as intercompany transactions. The eliminated amounts were ¥127,999 million of Cash, ¥2,225 million of Trading account assets, ¥2,900 million of Investment securities, ¥199,979 million of Loans and ¥8,488 million of other assets at March 31, 2006, and ¥161,214 million of Cash, ¥4,006 million of Trading account assets, ¥12,223 million of Investment securities, ¥191,274 million of Loans and ¥5,278 million of other assets at September 30, 2006.

In general, the creditors or beneficial interest holders of consolidated VIEs have recourse only to the assets of those VIEs and do not have recourse to other assets of the MUFG Group, except where the MUFG Group provides credit support as in the case of certain asset-backed commercial paper conduits.

Asset-backed Commercial Paper Conduits

The MUFG Group administers several multi-seller finance entities (primarily commercial paper conduits) that purchase financial assets, primarily pools of receivables, from third-party customers. The assets purchased by these conduits are generally funded by issuing commercial paper to and/or by borrowings from the MUFG Group or third parties. While customers basically continue to service the transferred trade receivables, the MUFG Group underwrites, distributes, makes a market in commercial paper issued by the conduits, and also provides liquidity and credit support facilities to the entities.

The assets of certain consolidated asset-backed commercial paper conduits include variable interests in the VIEs of which the consolidated asset-backed commercial paper conduits are not the primary beneficiaries. These variable interests were ¥1,389,839 million and ¥1,872,274 million and the total assets of these non-consolidated VIEs were ¥13,065,251 million and ¥27,175,783 million at March 31, 2006 and September 30, 2006, respectively.

Securitization Conduits of Client Properties

The MUFG Group administers several conduits that acquire client assets, such as real estate, from third-party customers (“property sellers”) with the property sellers continuing to use the acquired real estate through lease-back agreements. The equity of the conduits is provided by the property sellers but such equity holders have no ability to make decisions about the activities of the conduits. Thus, the MUFG Group considers those conduits to be VIEs. The assets acquired by these conduits are generally funded by borrowings from the MUFG Group or third parties. The MUFG Group determined that it is not the primary beneficiary of any of these conduits.

Investment Funds

The MUFG Group holds investments in various investment funds that collectively invest in equity and debt securities including listed Japanese securities and investment grade bonds, and, to a limited extent, securities and other interests issued by companies in a start-up or restructuring stage. Such investment funds are managed by investment advisory companies or fund management companies that make investment decisions and administer the funds.

The MUFG Group not only manages the establishment of investment trust funds but also plays a major role in establishing venture capital funds. The MUFG Group generally does not have significant variable interests as a result of establishing these type of funds.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Special Purpose Entities Created for Structured Financing

The MUFG Group extends non-recourse asset-backed loans to special purpose entities, which hold beneficial interests in real properties, to provide financing for special purpose projects including real estate development and natural resource development managed by third parties.

The MUFG Group generally acts as a member of a lending group and does not have any equity investment in the entities, which is typically provided by project owners. For most of these financings, the equity provided by the project owners is of sufficient level to absorb expected losses, while expected returns to the owners are arranged to be the most significant among all returns. Accordingly, the MUFG Group determined that it is not the primary beneficiary of most of these entities. However, in transactions with entities whose investments at risk are exceptionally thin where the MUFG Group provides most of the financing, the MUFG Group is ultimately required to consolidate this type of entity.

Repackaged Instruments

The MUFG Group has two types of relationships with special purpose entities that repackage financial instruments to create new financial instruments.

The MUFG Group provides repackaged instruments with features that meet the customers’ needs and preferences through special purpose entities. The MUFG Group purchases financial instruments such as bonds and transfers them to special purpose entities which then issue new instruments. The special purpose entities may enter into derivative transactions including interest rate and currency swaps with the MUFG Group or other financial institutions to modify the cash flows of the underlying financial instruments. The MUFG Group underwrites and markets the new instruments issued by the special purpose entities to its customers.

The MUFG Group also invests in repackaged instruments arranged and issued by third parties.

Financing Vehicle

The MUFG Group has established several wholly owned funding vehicles to enhance the flexibility of its capital management. Management has determined that the MUFG Group does not have significant variable interests in these conduits which would require disclosure or consolidation.

Trust Arrangements

The MUFG Group offers a variety of asset management and administration services under trust arrangements including securities investment trusts, pension trusts and trusts used as securitization vehicles. Although in limited cases the MUFG Group may assume risks through guarantees or certain protections as provided in the agreements or relevant legislation, the MUFG Group has determined that it will not absorb a majority of expected losses in connection with such trust arrangements. In a typical trust arrangement, however, the MUFG Group manages and administers assets on behalf of the customers in an agency, fiduciary and trust capacity and does not assume risks associated with the entrusted assets. Customers receive and absorb expected returns and losses on the performance and operations of trust assets under management of the MUFG Group. Accordingly, the MUFG Group determined that it is generally not a primary beneficiary to any trust arrangements under management as its interests in the trust arrangements are insignificant in most cases.

Other Type of VIEs

The MUFG Group is also a party to other types of VIEs including special purpose entities created to hold assets on behalf of the MUFG Group as an intermediary.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The MUFG Group identified borrowers that were determined to be VIEs due to an insufficient level of equity. The MUFG Group determined that the MUFG Group is not the primary beneficiary of most of these borrowers because of its limited exposure as a lender to such borrowers. Such borrowers engage in diverse business activities of various sizes in industries such as manufacturing, distribution, construction and real estate development, independently from the MUFG Group.

16.    BUSINESS SEGMENTS

The business segment information, set forth below, is derived from the internal management reporting system used by management to measure the performance of the MUFG Group’s business segments. Unlike financial accounting, there is no authoritative body of guidance for management accounting. The business segment information, set forth below, is based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information is not consistent with the condensed consolidated financial statements prepared in accordance with US GAAP. A reconciliation is provided for the total amounts of segments’ total operating profit with income from continuing operations before income taxes under US GAAP.

Effective April 1, 2004, the MUFG Group implemented an integrated business group system, which currently organizes the operations of BTMU, MUTB and MUS and other subsidiaries in the following three areas—Retail, Corporate and Trust Assets. This integrated business group system is intended to enhance synergies by promoting more effective and efficient collaboration between MUFG’s subsidiaries. Under this system, the holding company formulates strategy for the group on an integrated basis, which is then executed by the subsidiaries. Through this system, MUFG aims to reduce overlapping of functions within the MUFG group, thereby increasing efficiency and realizing the benefits of its group resources and scale of operations. Moreover, through a greater integration of MUFG’s shared expertise in banking, trust and securities businesses, it aims to deliver a more diverse but integrated lineup of products and services for MUFG’s customers.

Effective April 1, 2005, the MUFG Group has changed the classification of its business segments and included UNBC as a part of Integrated Corporate Banking Business Group. The MUFG Group has also introduced a unified core deposit concept when measuring the performance of each business segment and made minor changes in its management accounting method. The unified core deposit concept takes into account that, a portion of the Japanese yen short-term deposits of the MUFG Group can be deemed as a long-term source of funding from an interest risk management perceptive, and therefore the interest rate spread gained from the long-term funds should be allocated to the relevant business segments.

Operations that are not covered by the integrated business group system are classified under Global Markets and Other.

Effective October 1, 2005, the MUFG Group changed the name of the Treasury business segment to Global Markets, in line with the name of the business segment in the MUFG Group’s subsidiary banks. The operations that constitute Global Markets have not been changed.

The following is a brief explanation of the MUFG Group’s business segments.

Integrated Retail Banking Business Group—Covers all domestic retail businesses, including commercial banking, trust banking and securities businesses. This business group integrates the retail business of BTMU, MUTB and MUS and other subsidiaries as well as retail product development, promotion and marketing in a single management structure. At the same time, the business group has developed and implemented MUFG Plaza, a one-stop, comprehensive financial services concept that provides integrated banking, trust and securities services.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Integrated Corporate Banking Business Group—Covers all domestic and overseas corporate businesses, including commercial banking, investment banking, trust banking and securities businesses as well as UNBC. UNBC consists of BTMU’s subsidiaries in California, UnionBanCal Corporation and Union Bank of California, N.A. Through the integration of these business lines, diverse financial products and services are provided to its corporate clients. The business group has clarified strategic domains, sales channels and methods to match the different growth stages and financial needs of its corporate customers. Regarding UNBC, as of September 30, 2006, BTMU owned approximately 64% of UnionBanCal Corporation, a publicly traded company listed on the New York Stock Exchange. UnionBanCal is a U.S. commercial bank holding company. Union Bank of California, N.A., UnionBanCal’s bank subsidiary, is one of the largest commercial banks in California based on total assets and total deposits. UNBC provides a wide range of financial services to consumers, small businesses, middle market companies and major corporations, primarily in California, Oregon and Washington but also nationally and internationally.

Integrated Trust Assets Business Group—Covers asset management and administration services for products such as pension trusts and security trusts by integrating the trust banking expertise of MUTB and global network of BTMU. The business group provides a full range of services to corporate and other pension funds, including stable and secure pension fund management and administration, advice on pension plans, and payment of benefits to plan members.

Global Markets—Global Markets consists of the treasury business unit at BTMU, which conducts asset liability management and liquidity management for BTMU, and the global markets business group at MUTB. Global Markets provides various financial operations such as money markets and foreign exchange operations and securities investments.

Other—Other mainly consists of the corporate center of MUFG, BTMU and MUTB. The elimination of duplicate amounts of net revenue among business segments is also reflected in Other.

Regarding the Integrated Corporate Banking Business Group, the presentation set forth below for the six months ended September 30, 2005 has been reclassified to conform to the new basis of segmentation and managerial accounting, including minor reclassification of subsidiaries within the Integrated Corporate Banking Business Group.

Effective April 1, 2006, there was a change in the managerial accounting method applied to trust fees, which mainly affected the Integrated Trust Assets Business Group, resulting in a ¥13.2 billion increase in net revenue and operating profit for the six months ended September 30, 2006 compared to the six months ended September 30, 2005.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group				Integrated Trust Assets Business Group	Global Markets	Other	Total
		Domestic	Overseas	UNBC	Total
	(in billions)
Six months ended September 30, 2005:
Net revenue:	¥222.3	¥351.9	¥87.8	¥149.4	¥589.1	¥30.7	¥133.3	¥(8.2)	¥967.2
BTMU and MUTB:	152.4	288.9	63.3	—	352.2	20.5	131.1	(7.3)	648.9
Net interest income	103.7	139.6	33.9	—	173.5	0.3	91.8	(0.7)	368.6
Net fees	42.4	89.0	19.6	—	108.6	19.4	(0.8)	2.0	171.6
Other	6.3	60.3	9.8	—	70.1	0.8	40.1	(8.6)	108.7
Other than BTMU and MUTB*	69.9	63.0	24.5	149.4	236.9	10.2	2.2	(0.9)	318.3
Operating expenses	161.0	134.1	63.5	90.3	287.9	23.9	19.4	45.1	537.3

Operating profit (loss)	¥61.3	¥217.8	¥24.3	¥59.1	¥301.2	¥6.8	¥113.9	¥(53.3)	¥429.9

Six months ended September 30, 2006:
Net revenue:	¥602.1	¥658.4	¥144.6	¥158.2	¥961.2	¥98.6	¥132.2	¥7.1	¥1,801.2
BTMU and MUTB:	327.0	564.4	102.3	—	666.7	43.4	130.2	(18.5)	1,148.8
Net interest income	234.7	261.7	62.5	—	324.2	(0.8)	152.2	(30.1)	680.2
Net fees	82.0	191.6	27.7	—	219.3	43.5	(1.9)	(11.0)	331.9
Other	10.3	111.1	12.1	—	123.2	0.7	(20.1)	22.6	136.7
Other than BTMU and MUTB*	275.1	94.0	42.3	158.2	294.5	55.2	2.0	25.6	652.4
Operating expenses	417.3	277.3	83.4	95.4	456.1	53.2	23.9	76.8	1,027.3

Operating profit (loss)	¥184.8	¥381.1	¥61.2	¥62.8	¥505.1	¥45.4	¥108.3	¥(69.7)	¥773.9

*	Includes MUFG and subsidiaries other than BTMU and MUTB.

Reconciliation

As set forth above, the measurement bases and the income and expense items covered are very different between the internal management reporting system and the accompanying condensed consolidated statements of income. Therefore, it is impracticable to present reconciliations of the business segments’ total information, other than operating profit, to corresponding items in the accompanying condensed consolidated statements of income.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

A reconciliation of the operating profit under the internal management reporting system for the six months ended September 30, 2005 and 2006 presented above to income from continuing operations before income taxes shown on the condensed consolidated statements of income is as follows:

	Six months ended September 30,
	2005	2006
	(in billions)
Operating profit	¥430	¥774
(Provision) credit for credit losses	84	(190)
Foreign exchange losses—net	(181)	(131)
Trading account profits—net	8	203
Equity investment securities gains (losses)—net	71	(3)
Debt investment securities gains—net	84	75
Equity in earnings (losses) of equity method investees	12	(38)
Impairment of intangible assets	—	(152)
Minority interest in income (loss) of consolidated subsidiaries	(32)	1
Other—net	(16)	18

Income from continuing operations before income taxes	¥460	¥557

17.    STOCK-BASED COMPENSATION

The following describes the stock-based compensation plans of MUS and UNBC and the impact of the adoption of SFAS No. 123R.

MUS

MUS had offered stock option plans which provided directors, executive officers, eligible employees and certain other persons with options to purchase shares. MUS has not granted or modified any stock options after April 1, 2006, the effective date of SFAS No. 123R.

UNBC

UNBC has two management stock plans. The Year 2000 UnionBanCal Corporation Management Stock Plan, as amended (the “2000 Stock Plan”), and the UnionBanCal Corporation Management Stock Plan, restated effective June 1, 1997 (the “1997 Stock Plan”), have 20.0 million and 6.6 million shares, respectively, of the UNBC’s common stock authorized to be awarded to key employees and outside directors of UNBC at the discretion of the Executive Compensation and Benefits Committee of the Board of Directors (the “Committee”). Employees on rotational assignment from BTMU are not eligible for stock awards.

The Committee determines the term of each stock option grant, up to a maximum of ten years from the date of grant. The exercise price of the options issued under the stock plans may not be less than the fair market value on the date the option is granted. Starting in January 2006, the value of options is amortized to compensation expense over the vesting period during which the employees are required to provide service. Prior to January 1, 2006, the UNBC’s unrecognized compensation expense for nonvested restricted stock reduced retained earnings. With the adoption of SFAS No. 123R, UNBC increased unappropriated retained earnings by $19 million and decreased capital surplus by the same amount, which resulted in an increase of unappropriated retained earnings and a decrease of capital surplus by ¥1,448 million, respectively, in the condensed consolidated financial statements. The value of the restricted stock at the date of grant is amortized to compensation expense over its vesting period with a corresponding credit adjustment to capital surplus. All cancelled or forfeited options and restricted stock become available for future grants.

Under the 2000 Stock Plan, UNBC grants stock options and restricted stock, and issues shares upon vesting of performance shares that are settled in common stock. Under the 1997 Stock Plan, UNBC issues shares upon

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

exercise of outstanding stock options. UNBC issues new shares for all awards under the stock plans. At June 30, 2005 and June 30, 2006, a total of 5,672,734 shares and 4,216,223 shares, respectively, were available for future grants under the 2000 Stock Plan as stock options, restricted stock or shares issued upon vesting of performance shares settled in common stock. The remaining shares under the 1997 Stock Plan are not available for future grants.

In the first quarter ended March 31, 2006, the Committee determined that performance share awards granted in 2006 are to be redeemed in shares.

Stock Options

Under the 2000 Stock Plan, UNBC granted options to various key employees, including policy-making officers, and to non-employee directors for selected years. Under both stock plans, options granted to employees vest pro-rata on each anniversary of the grant date and become fully exercisable three years from the grant date, provided that the employee has completed the specified continuous service requirement. The options vest earlier if the employee dies, is permanently disabled, or retires under certain grant, age, and service conditions or terminates employment under certain conditions. Options granted to non-employee directors are fully vested on the grant date and exercisable 33 1/3 percent on each anniversary under the 1997 Stock Plan, and are fully vested and exercisable on the grant date under the 2000 Stock Plan.

The following is a summary of stock option transactions under the stock plans for the six months ended June 30, 2006.

	For the six months ended June 30, 2006
	Number of shares	Weighted- average exercise price	Weighted- average remaining contractual term	Aggregate intrinsic value
				(in thousands)
Options outstanding, beginning of the period	8,696,589	$45.26
Granted	1,052,525	70.13
Exercised	(1,053,833)	40.45
Forfeited	(18,088)	59.73

Options outstanding, end of the period	8,677,193	$48.83	5.95	$142,973

Options exercisable, end of the period	6,134,772	$43.20	5.62	$131,371

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model that uses the assumptions noted in the following table. Because the Black-Scholes option pricing model uses tranches based on expected terms that result in ranges of input assumptions, such ranges are disclosed below. Expected volatilities are based on historical data and implied volatilities from trade options on the UNBC’s stock, and other factors. UNBC uses historical data to estimate option exercise and employee terminations within the valuation model. The expected term of an option granted is derived from the output of the option valuation model, which is based on historical data and represents the period of time that the option granted is expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant based on the expected term.

For the six months ended June 30, 2006
Weighted-average fair value—per share	$12.30
Risk-free interest rates (a range for 1 to 7 year tenors)	4.3 – 4.8%
Expected volatility	16.6 – 22.9%
Weighted-average expected volatility	19.3%
Expected term (in years)	3.4 – 5.4
Expected dividend yield	2.7%

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The weighted-average fair value of options granted during the six months ended June 30, 2005 and 2006 was $13.38 and $12.30 per share, respectively. The total intrinsic value of options exercised during the six months ended June 30, 2005 and 2006 was $29.2 million and $30.5 million, respectively.

As of June 30, 2006, the total unrecognized compensation cost related to nonvested stock option awards was $25.7 million and the weighted-average period over which it is expected to be recognized was 1.0 year.

Restricted Stock

In general, restricted shares are granted under the 2000 Stock Plan to key employees, and in 2005, to non-employee directors. The awards of restricted stock granted to employees vest pro-rata on each anniversary of the grant date and become fully vested four years from the grant date, provided that the employee has completed the specified continuous service requirement. They vest earlier if the employee dies, is permanently and totally disabled, retires under certain grant, age, and service conditions or terminates employment under certain conditions. The awards of restricted stock granted to existing non-employee directors in 2005 vested in full in July 2006. Restricted stockholders have the right to vote their restricted shares and receive dividends.

The following is a summary of the UNBC’s nonvested restricted stock awards as of June 30, 2006 and changes during the period ended June 30, 2006.

	For the six months ended June 30, 2006
	Number of shares	Weighted- average grant date fair value
Nonvested restricted awards, beginning of the period	397,957	$64.06
Granted	201,543	69.96
Vested	(54,595)	61.19
Forfeited	(5,074)	65.48

Nonvested restricted awards, end of the period	539,831	$66.54

The total fair value of the restricted stock awards that vested during the six months ended June 30, 2005 and 2006 was $0.7 million and $3.3 million, respectively.

UNBC recognized $7.1 million of compensation cost for share-based payment arrangements related to restricted stock awards with $2.7 million of corresponding tax benefit for the six months ended June 30, 2006. As of June 30, 2006, the total unrecognized compensation cost related to nonvested restricted awards was $25.8 million, and the weighted-average period over which it is expected to be recognized was 1.5 years.

Performance Share Plan

Effective January 1, 1997, UNBC established a Performance Share Plan. At the discretion of the Committee, eligible participants may earn performance share awards to be redeemed in cash and/or shares three years after the date of grant. Performance shares are linked to stockholder value in two ways: (1) the market price of the UNBC’s common stock; and (2) return on equity, a performance measure closely linked to value creation. Eligible participants generally receive grants of performance shares annually. The plan was amended in 2004 increasing the total number of shares that can be granted under the plan to 2.6 million shares. There were 2,133,733 performance shares remaining for future awards as of June 30, 2006. All performance shares granted prior to 2006 are redeemable in cash and are therefore being accounted for as liabilities. There were 1,050 of these performance shares forfeited for the six months ended June 30, 2006. The value of a performance share

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

under the liability method is equal to the average month-end closing price of the UNBC’s common stock for the final six months of the performance period. All cancelled or forfeited performance shares become available for future grants. At June 30, 2005 and 2006, the UNBC’s liability for the cash settlement of the performance shares was $12.6 million and $13.3 million, respectively.

Under the Performance Share Plan, UNBC granted 60,700 units with a grant date of April 1, 2006. These units will be settled in stock at the vesting date of December 31, 2008. The grants have a fair value equal to the stock price on the date of grant of $70.16. At grant date, it was estimated that 6 percent of the shares would forfeit by the vesting date. For the six months ended June 30, 2006, UNBC recognized $1.7 million of compensation cost with a corresponding $0.6 million in tax benefits related to this year’s grants. UNBC will issue new shares under the 2000 Stock Plan upon vesting for these grants that are redeemable in shares.

Pro Forma Information

The MUFG Group had applied the instrinsic value based measurement method under SFAS No. 123 until it adopted SFAS No. 123R on April 1, 2006. Had the employee stock-based compensation plans been accounted for under the fair value method of SFAS No. 123, the MUFG Group’s compensation expense, net income, and net income per share for the six months ended September 30, 2005 would have been the pro forma amounts indicated in the following table:

Six months ended September 30, 2005
(in millions)
Reported net income	¥302,521
Add: Stock-based employee compensation expense (included in reported net income, net of tax)	171
Less: Stock-based employee compensation expense (determined under the fair value based method for all awards, net of tax)	(866)

Pro forma net income, after stock-based employee compensation expense	¥301,826

(in yen)
Basic earnings per common share—net income available to common shareholders:
Reported	¥45,903.29
Pro forma	45,796.99
Diluted earnings per common share—net income available to common shareholders:
Reported	45,803.88
Pro forma	45,697.58

18.    EVENTS SINCE SEPTEMBER 30, 2006

Approval of Dividends

On November 20, 2006, the Board of Directors of MUFG approved payment of cash dividends to the shareholders of record on September 30, 2006 of ¥30,000 per share of Class 3 Preferred stock, ¥7,950 per share of Class 8 Preferred stock, ¥2,650 per share of Class 11 Preferred stock, ¥5,750 per share of Class 12 Preferred stock, totaling ¥3,792 million, and ¥5,000 per share of Common stock, totaling ¥50,553 million.

Planned Merger of Leasing Affiliates

On October 19, 2006, MUFG, BTMU, Diamond Lease Company Limited (“Diamond Lease”) and UFJ Central Leasing Co., Ltd. (“UFJ Central Leasing”), equity method investees of BTMU, agreed on the merger of Diamond Lease and UFJ Central Leasing to improve the competitiveness and presence in the domestic leasing business. The merger is planned to take place on April 1, 2007 and the new company will be named Mitsubishi UFJ Lease & Finance Company Limited and accounted for as an equity method investee of BTMU.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Proposed Share Exchange to Make MUS a Wholly-Owned Subsidiary

On November 20, 2006, MUFG and MUS announced a change in the schedule with respect to the proposed share exchange agreement previously announced on August 29, 2006 to make MUS a wholly-owned subsidiary of MUFG, which agreement is subject to approval by MUS shareholders and the relevant authorities. As a result of the change, the expected effective date of the share exchange was postponed from March 31, 2007 to September 30, 2007.

On March 28, 2007, MUFG and MUS entered into a share exchange agreement to make MUS a wholly-owned subsidiary of MUFG through a share exchange transaction. The share exchange ratio has been set at 1.02 shares of MUFG’s common stock to one share of MUS’s common stock. The share exchange ratio is calculated based on the assumption that the stock split, which MUFG announced on January 31, 2007, will become effective as announced. See “Investment Unit Reduction” described below for further information of the stock split.

Agreement on the Merger of UFJ NICOS and DC Card Co., Ltd.

On December 20, 2006, UFJ NICOS and DC Card Co., Ltd. (“DC Card”), credit card subsidiaries of BTMU, entered into a merger agreement. The merger ratio has been set at 30 shares of DC Card’s common stock to one share of UFJ NICOS’s common stock. The merger is planned to take place on April 1, 2007 with UFJ NICOS being the surviving entity.

Civil Suit Brought by The Sumitomo Trust & Banking Co., Ltd.

On May 21, 2004, UFJ Holdings, UFJ Bank, UFJ Trust Bank Limited (“UFJ Trust Bank”) (collectively, the “UFJ Companies”) and The Sumitomo Trust & Banking Co., Ltd. (“Sumitomo Trust”) entered into a basic agreement to integrate and jointly operate their respective trust and custody businesses. On July 13, 2004, however, the UFJ Companies informed Sumitomo Trust of their decision to terminate this basic agreement.

In response, on July 16, 2004, Sumitomo Trust filed with the Tokyo District Court a motion for a preliminary injunction to restrain the UFJ Companies from entering into discussions with, and providing information to, any third party with regards to a transfer of UFJ Trust Bank’s operations. The Supreme Court of Japan dismissed the motion for provisional relief on August 30, 2004.

On October 28, 2004, Sumitomo Trust filed a lawsuit in the Tokyo District Court against the UFJ Companies claiming that, under the basic agreement, it had exclusive rights to hold good-faith negotiations with the UFJ Companies regarding the integration of their respective trust and custody businesses. Sumitomo Trust made an additional claim against the UFJ Companies for damages in the amount of ¥100 billion on March 8, 2005.

On February 13, 2006, the Tokyo District Court rendered a judgment denying Sumitomo Trust’s claim for damages. On February 24, 2006, Sumitomo Trust appealed the Tokyo District Court’s ruling to the Tokyo High Court, seeking to overturn the dismissal of the damages claim for ¥100 billion and claiming additional damages of ¥10 billion against the UFJ Companies.

On November 21, 2006, MUFG announced that, following the recommendation of the Tokyo High Court, MUFG agreed to pay ¥2.5 billion in settlement money to Sumitomo Trust as the main element of an agreed settlement of the lawsuit. As a result, the lawsuit between the MUFG Group and Sumitomo Trust was conclusively resolved.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Issuance and Redemption of “Non-dilutive” Preferred Securities

In December, 2006, MUFG established MUFG Capital Finance 4 Limited and MUFG Capital Finance 5 Limited, wholly owned funding vehicles in the Cayman Islands, for the issuance of preferred securities to enhance the flexibility of its capital management.

On January 19, 2007, MUFG Capital Finance 4 Limited and MUFG Capital Finance 5 Limited issued €500 million in 5.271% non-cumulative preferred securities and £550 million in 6.299% non-cumulative preferred securities (collectively, the “Preferred Securities”), respectively. Total net proceeds before expenses was approximately $1.65 billion. All of the common shares of MUFG Capital Finance 4 Limited and MUFG Capital Finance 5 Limited are owned by MUFG. MUFG supports MUFG Capital Finance 4 Limited and MUFG Capital Finance 5 Limited financially with respect to certain of its obligations under the relevant preferred securities.

The Preferred Securities entitle holders to receive a non-cumulative preferential cash dividend starting on July 25, 2007 and on January 25 and July 25 of each year thereafter. The finance subsidiaries will not be obligated to pay dividends on the Preferred Securities upon the occurrence of certain events relating to the financial condition of MUFG. From January 25, 2017, dividends on the Preferred Securities will be re-calculated at a floating rate per annum.

The euro-denominated and sterling-denominated preferred securities are subject to redemption on any dividend payment date on or after July 25, 2017 and the Preferred Securities are subject to redemption in whole (but not in part) at any time upon the occurrence of specified events, in each case at the option of each of the finance subsidiaries and subject to necessary government approvals.

The Preferred Securities are non-dilutive and not convertible into MUFG’s common shares. The Preferred Securities are accounted as part of MUFG’s Tier I capital under its capital adequacy requirements.

Also on January 25, 2007, non-cumulative and non-dilutive perpetual preferred securities issued by UFJ Capital Finance 1 Limited, UFJ Capital Finance 2 Limited and UFJ Capital Finance 3 Limited, special-purpose companies established in the Cayman Islands, were redeemed in full for a total redemption price of ¥218 billion. These securities were previously accounted for as part of MUFG’s Tier I capital.

Investment Unit Reduction

On January 31, 2007, the Board of Directors of MUFG resolved to reduce MUFG’s minimum stock investment unit (or investment unit price) with respect to its common stock to one-tenth of the current unit through (a) a stock split by which one share will be split into 1,000 shares and (b) the adoption of a unit share system under which one unit of MUFG’s common stock will be comprised of 100 shares. The purpose of the investment unit reduction is to broaden MUFG’s investor base by making MUFG’s stock more accessible to potential individual shareholders, thereby achieving MUFG’s medium- and long-term objective of maximizing its corporate value.

This investment unit reduction, which is planned to be effective as of September 30, 2007, is subject to the approval by MUFG’s shareholders of amendments to MUFG’s Articles of Incorporation to increase the total number of authorized shares and other related matters at MUFG’s shareholders’ meetings scheduled to be held in June 2007.

Regarding MUFG’s American Depositary Receipts (“ADRs”) which are traded on the New York Stock Exchange, subject to the effectiveness of the stock split described above, MUFG plans to change the ratio of the ADRs in relation to the underlying shares of MUFG’s common stock as follows:

•	Ratio before change: 1,000 ADR = 1 common share

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Concluded)

•	Ratio after change: 1,000 ADR = 1,000 common shares (1:1)

•	Record date and first trading date at new ratio: To be determined.

Written Agreement with Regulatory Authorities in the United States

On December 18, 2006, MUFG and BTMU entered into a written agreement with the Federal Reserve Banks of San Francisco and New York and the New York State Banking Department, and Bank of Tokyo-Mitsubishi UFJ Trust Company (“BTMUT”), a BTMU’s subsidiary, consented to an Order to Cease and Desist issued by the Federal Deposit Insurance Corporation and the New York State Banking Department, to strengthen the compliance framework and operations of BTMU, its New York Branch and BTMUT, respectively, regarding anti-money laundering controls and processes.

As a result of the written agreement and the consent to the Order to Cease and Desist, the MUFG Group is required to implement corrective measures, submit periodic progress reports to the authorities and take other actions. The MUFG Group expects to incur some expenses relating to such efforts including consulting fees, personnel costs and IT related investments.

Administrative Order from the FSA to BTMU

On February 15, 2007, BTMU received from the FSA an administrative order based on Article 26-1 of the Banking Law (business improvement order with partial business suspension order) of Japan in respect of compliance management at certain of its operations regarding the occurrence the certain inappropriate transactions.

The administrative order contains temporary suspensions of credit extensions to new corporate customers, training of all staff and directors regarding compliance, temporary suspension of establishment of new domestic corporate business locations, strengthening of the management and internal control framework, presentation and implementation of a business improvement plan, and report of progress of such business improvement plan.

In response to the administrative order described above, on March 16, 2007, the MUFG Group presented and announced a business improvement plan including the formulation and improvement of internal policies, rules and manuals. The MUFG Group expects to incur some expenses relating to the above business plan.

Commencement of Tender Offer by BTMU for kabu.com Securities Co., Ltd.

On March 5, 2007, BTMU resolved at the meeting of the Board of Directors to acquire shares of kabu.com Securities Co., Ltd. (“kabu.com Securities”), by a public tender offer.

kabu.com Securities is a securities company which mainly provides online securities transaction services via the internet.

BTMU will make a public tender offer to purchase 94,000 common shares of kabu.com Securities at ¥240,000 per share, increasing the MUFG Group’s ownership interest of the common shares to over 40% through acquiring shares before kabu.com Securities’ annual General Shareholders’ Meeting scheduled for June 2007.

The objective of the tender offer is to position kabu.com Securities as the core operation for providing comprehensive internet financial services within the MUFG Group that meet individual investors’ diversifying and increasingly sophisticated needs and to establish capital and personnel ties to strengthen its business alliance in the retail financial sector.

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Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Average Balance Sheets, Interest and Average Rates (Unaudited)

	Six months ended September 30,
	2005 (Restated)			2006
	Average balance	Interest	Average rate (Annualized)	Average balance	Interest	Average rate (Annualized)
	(in millions, except percentages)
Assets:
Interest-earning assets:
Interest-earning deposits in other banks	¥3,790,447	¥55,221	2.91%	¥5,980,480	¥123,188	4.11%
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	5,909,266	29,670	1.00	8,437,719	58,931	1.39
Trading account assets	6,229,615	23,547	0.75	8,349,806	67,026	1.60
Investment securities	33,256,416	205,326	1.23	49,147,256	346,239	1.41
Loans	51,243,538	496,861	1.93	94,010,386	1,301,182	2.76

Total interest-earning assets	100,429,282	810,625	1.61	165,925,647	1,896,566	2.28

Non-interest-earning assets:
Cash and due from banks	5,048,796			3,624,103
Other non-interest-earning assets	8,076,300			14,715,946
Allowance for credit losses	(739,398)			(1,012,613)

Total non-interest-earning assets	12,385,698			17,327,436

Total assets from discontinued operations	209,437			40,205

Total assets	¥113,024,417			¥183,293,288

Liabilities and Shareholders’ Equity:
Interest-bearing liabilities:
Deposits	¥60,584,473	¥173,418	0.57%	¥103,761,974	¥369,982	0.71%
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	9,613,618	57,571	1.19	12,899,723	104,498	1.62
Due to trust account, other short-term borrowings, and trading account liabilities	13,243,613	43,445	0.65	13,241,107	102,940	1.55
Long-term debt	6,100,358	50,268	1.64	13,527,837	133,029	1.96

Total interest-bearing liabilities	89,542,062	324,702	0.72	143,430,641	710,449	0.99

Non-interest-bearing liabilities	18,223,311			30,571,677

Total liabilities from discontinued operations	155,680			34,818

Total shareholders’ equity	5,103,364			9,256,152

Total liabilities and shareholders’ equity	¥113,024,417			¥183,293,288

Net interest income and interest rate spread		¥485,923	0.89%		¥1,186,117	1.29%

Net interest income as a percentage of total interest-earning assets			0.97%			1.43%